Medallion Financial Corp. 2001 Annual Report

A New Day in New York



Medallion Financial Corp.

Medallion Funding Corp.

Medallion Capital, Inc.

Freshstart Venture Capital Corp.

Business Lenders LLC

Medallion Business Credit LLC

Medallion Taxi Media, Inc.

To the Family and Friends of Medallion Financial:

At Medallion Financial our first priority has been and will always be our shareholders, stakeholders, employees and our customers. The terrorist act of September 11th, was for us at Medallion Financial, and for our fellow New Yorkers, something that can only be characterized as a human tragedy. ¶ Our heartfelt thoughts and prayers go out to those who have suffered through this tragic event and have slowly begun the healing process surrounding the loss of a loved one. These husbands, wives, children and friends will never be forgotten. ¶ We also extend our deepest thanks and appreciation to the hundreds of fire fighters, police officers and individual New Yorkers for their courageous efforts and acts of selflessness. Together as Americans, we will all emerge from 9/11 stronger and better than ever.

A New Day in New York

Medallion Financial Group companies touch your life in many ways...

7:00 am



Babywear Manufacturer

Medallion Business Credit was introduced to this borrower when its volume to major retailers decreased and the company needed to downsize by relocating to more economical facilities. Medallion Business Credit met with the four principals and worked out a business plan that would take approximately a year to implement. Today, this company has replaced the lost retailers with new customers, and has relocated to new headquarters thereby cutting costs.

Medallion Business Credit LLC

Provides asset based working capital loans to small to mid-sized businesses throughout the tri-state region.

9:00 am



Taxi Financing

Medallion Funding traces its origins in the taxi industry back to the 1930's encompassing three generations of management. To date, the company has lent in excess of $1 billion to finance the purchase and resale of taxi medallions with virtually no losses.

Medallion Funding Corp./ Freshstart Venture Capital Corp.

Medallion and Freshstart are two of the pre-eminent players in the $7.0 billion taxi medallion financing market. These companies currently finance medallions in nine different markets and continue to analyze new and emerging markets as they become available.

10:00 am



Appliance Recycling Company

Established in 1976, this company sells distressed appliances direct to the public. The company came to Medallion Capital who provided it with $3.5 million in subordinated debt that was used to finance expansion plans.

Medallion Capital, Inc.

Was there to provide the financing necessary for the company to execute a vital contract and continue to expand.



"It wouldn't be a day in New York, without riding in a NYC taxi."
Andrew Murstein

Medallion Financial... more than just taxis!



6:00 pm **8:00 pm** **11:00 pm**



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Speciality Businesses

Established in 1985, this kennel operates a pet boarding operation servicing clients from Manhattan, Putnam and Westchester counties. Business Lenders provided the necessary funds to enable the new owners to purchase the business and the real estate.

Business Lenders LLC

Provides SBA guaranteed term loans under the Section 7(a) lending program to small businesses throughout the country.



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Taxi Top Advertising

Medallion Taxi Media, Inc. sells illuminated advertising space on signs mounted atop the roofs of taxicabs. The company is the largest provider of rooftop taxicab advertising in New York City and has over 10,000 displays in 38 cities across the United States and 7,000 displays in Japan.

Medallion Taxi Media, Inc.

Provides advertisers with illuminated signage that is visible twenty-four hours a day, seven days a week and is not subjected to any travel restrictions in the markets that they service.



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Bedding Manufacturer

Incorporated in 1987, and taken public in 1998, this company provides adjustable firmness mattresses directly to consumers from the factory. Medallion Capital provided the company with $5.0 million in senior debt that will assist it to continue a revised business strategy.

Medallion Capital, Inc.

Provides a variety of debt and subdebt products to companies located throughout the country.

12:00 noon **2:00 pm** **5:00 pm**



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Eateries

From burgers and fries to filet mignon, Medallion Financial provided a former fast food franchise operator with the term financing necessary to purchase a landmark restaurant.

Medallion Financial Corp.
Provides commercial finance loans to a variety of small businesses including restaurants, grocery stores and other similar businesses.



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Wholesale Tire Distributor

This worldwide distributor's success is dependent on obtaining deep discounts from its suppliers which necessitates the company obtaining monthly inventory financing. Medallion Business Credit is sensitive to, and experienced with, the needs of this borrower. Over the past four years Medallion Business Credit has helped the company achieve the vendor discounting which is at the heart of this business.

Medallion Business Credit LLC
Provides asset based working capital loans to small to mid-sized businesses throughout the tri-state region.



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Importer of Tropical Flowers

Our client is an importer of tropical flowers from Holland and Trinidad that are used to create speciality arrangements for restaurants, hotels and other wholesalers. Medallion Business Credit provided the working capital when the company relocated last year. Medallion Business Credit will also provide additional working capital that will give them flexibility to handle seasonal requirements.

Medallion Business Credit LLC
Specializes in providing asset based working capital loans to small and mid-sized businesses in amounts that range from $500,000 to $3.5 million.

To Our Shareholders Medallion Financial experienced a challenging year in 2001 due to an economy that exhibited its first negative growth rate in over 10 years, and the tragedy of September 11, which had a direct effect on New York in particular. As a result, for 2001 the company experienced a loss of $4.1 million compared with earnings in 2000 of $7.5 million. Earnings (loss) per share for 2001 were ($0.24) compared to $0.52 in 2000. During 2001, Medallion paid shareholders a dividend of $0.38, which resulted in a yield of approximately 5%, based on the year-end closing price of $7.90. ¶ Medallion Financial continued to maintain its prudent credit standards. As important, the company also made significant additions to its management team and continued to invest in technology that will equip the company with the tools and means necessary to meet our future growth plans. ¶ Medallion Financial will continue to strive to provide its investors with a stock that has a dividend yield, as well as the upside potential provided by the growth of our business segments — medallion taxicab lending, small business lending, and taxi top advertising. ¶ Furthermore, as management owns more than 15% of the company's stock, our interests are aligned with our shareholders and we are striving hard to build value. However, despite our best efforts to maintain share price, during 2001 the economic weakness and overall market decline adversely affected our stock price toward year's end. We are, nevertheless, confident that the market will rebound and that investors are returning to the fundamentally sound growth opportunities that a company such as Medallion offers. ¶ We take pride in our entrepreneurial customers who have continued to flourish and prosper in economic recession-proof industries such as taxi ownership and food service companies—all staples of our everyday life that do well regardless of the economy, and who are not affected by the gyrations of the stock market. ¶ Taxi medallions, for example, have been one of the best long-term investments in the U.S. Historically, medallion values have increased more than 15% per year since 1937, compared to just 11% for the Dow Jones Industrial Average. This year's comparison was even stronger, with medallion prices surging a full 11% between July and the end of the year despite a decline in all the major stock indexes. ¶ Medallion Financial's minimal losses of principal in the taxi financing business segment remain an area of great pride for the company. Since the company's inception, Medallion has provided more than $1 billion in financing to taxi owners. Our cumulative losses, however, have virtually been zero. The company continues to be a leading player in New York City medallion lending and has established a strong and growing presence as a medallion lender in other metropolitan areas including Boston, Cambridge, Chicago, Newark, Baltimore and Hartford. **Among this year's highlights:** ○ The medallion financing portfolio loans experienced another solid year with outstanding credit quality. Also, as covered in the general press, the overall price of taxicab medallions in New York City rose a sharp 11% in the six-month period beginning July 1, principally because unemployment increased demand for people looking to drive a taxi and lower interest rates made it easier for individuals to buy medallions. ○ Medallion's growth in commercial lending was led by Medallion Business Credit, LLC., a high growth prospect for the company with no credit losses. ○ In separate developments, the U.S. Small Business Administration approved applications for up to $72 million in funding to Medallion Capital, Inc. and Freshstart Venture Capital Corp., two of the company's subsidiaries. ○ Medallion Taxi Media, Inc. continued its national expansion and during the year began its expansion overseas. During 2001, Media acquired the largest taxi advertising company in

Japan, Taxi Media Network, since renamed Medallion Media Japan. The acquisition now gives the company advertising rights in Osaka, Sapporo and Tokyo. It is worth mentioning that Tokyo is one of the world's largest taxi cities, with more than 50,000 taxis, compared to 12,187 in New York City. As a result of this acquisition, Medallion Media's available taxi top inventory increased by 70% from 10,000 tops to over 17,000. In addition, Medallion Media now provides advertising space in 30 metropolitan areas across the United States. ○ Medallion tapped the equity markets for the first time since 1997 with a 3.6 million share offering. Due to strong demand, the offering was increased by 600,000 shares above the initial filing of 3 million shares. ○ During the year, we continued to build what we feel is one of the deepest and most experienced management teams in our industry. Within the last 18 months, we have added six key members to senior management, who collectively have more than 180 years of experience in the fields of accounting, banking, and finance. ¶ Since our IPO in 1996, we have increased our medallion loan portfolio at an annual compound rate of 13% and our commercial loan portfolio at an annual compound rate of 37%. The total amount of assets under management is currently approximately $737 million and has grown from $215 million at the end of 1996; an annual compounded rate of 28%. ¶ Medallion Financial's future continues to shine bright. We enter the new millennium with strong momentum, the promise and potential of several new market niches, and a track record spanning three generations. ¶ As leaders in medallion and small business lending, we have been through World Wars, recessions, prosperous times and challenging periods. But, through it all, taxi medallion values have always fared pretty well. Actually, the medallion values do quite well during recessions because when people are out of work, driving a cab is one of the best ways to earn an income. If you are willing to spend the necessary time behind the wheel, you do well. Truly, Medallion Financial's origins are based on the ambitions of immigrants arriving on the shores of the United States who have become successful through their hard work. ¶ We would also be remiss if we did not take this opportunity to express our deepest sorrow to all of our extended family that lost friends or loved ones during the horrific events of September 11. Medallion is especially proud of its role in providing financing to put more drivers behind the wheel following the attacks, as well as financing other small business ventures to which many have turned. The theme of this year's annual report, "A New Day in New York," proudly chronicles Medallion's contributions to New Yorkers' daily lives and our citizens' commitment to the rebuilding of our great city. A rebuilding that we hope to play a part in providing the financing necessary to get these businesses up and running again. ¶ We also wish at this time to thank our employees for their continued commitment and productivity, our board of directors for their leadership and foresight, and our shareholders for their support. We look forward to working with you and hearing from all of you in the year ahead.



Alvin Murstein, *Chairman & CEO*

Andrew Murstein, *President*


Medallion taxis HAIL!

Medallion Taxi Lending Medallion Financial Corp. is one of the preeminent players in the financing of taxicab medallions. These medallions are the required licenses to operate taxis in New York City and other major cities. A market leader in New York, Medallion continues to build on its strong presence in Boston, Chicago, Newark, Philadelphia, Baltimore, South Florida, and other major cities. Going forward, Medallion will continue to evaluate further expansion into additional markets. ¶ Values of medallions in New York City moved up during 2001, from a low of $195,000 in May, to about $216,000 by year's end, resulting in an overall 11% net increase. Chicago and Boston were more negatively impacted by the economic softness and experienced value declines at year end of about 13% and 5%, respectively. There were no other appreciable changes in other markets that are serviced by the company. Taxi medallions have been one of the most attractive long-term investments to own in the United States. Compared with the S&P 500 stock index, which for 2001 posted a decline of 13%, while medallion prices in New York City only declined 3% for all of 2001. ¶ During 2001, there was a continued increase in the number of medallion loans under management, with a corresponding increase in the number of banks seeking to participate in these secure, high quality loans. For the year ended December 31 medallion loans under management increased to approximately $94 million, reflecting a 2 percent increase in these managed assets. ¶ Medallion's subsidiary, Freshstart Venture Capital alone increased its managed portfolio by over 23% for the year, and has continued to add new banks to its pool of participating lenders. Of special note is that Freshstart Venture Capital, a licensee of the U.S. Small Business Administration, received from the SBA a new $36 million commitment for long-term financing and by year's end drew down about $7.5 million of the available commitment. ¶ The increasing values of taxi medallions and our prudent underwriting standards have historically resulted in very low default rates and have contributed to deminimus losses on the more than $1 billion in loans we have made over the years. ¶ In the wake of the September 11 tragedy, unemployment rates have experienced an upturn. Medallion Financial is especially proud of its role in providing financing to put more drivers behind the wheel and get these individuals back to work. The long-standing lending policy of Medallion Financial recognizes Americans' strong work ethic and provides the opportunity for many to become entrepreneurs and own their own businesses. **Small Business Loans** Medallion Financial originally entered the small business lending market during the 1980's as a means of diversifying its portfolio and selectively increasing loan yields in a risk appropriate manner. From that point in time, the Small Business Lending portfolio has developed into four distinct business units, which collectively comprise approximately 45% of the company's assets. ¶ Initially, Medallion's involvement in this market consisted of commercial finance loans, which were made to coin-operated laundries, dry cleaners, restaurants and other small business ventures. Similar to taxi medallion lending, this specialized market involves highly motivated owners/operators with collateral in the form of equipment and other tangible assets. During 2001 our commercial finance portfolio declined from $213 million to $199 million in 2001, a 7% decrease as the company chose to selectively reduce its exposure to certain sectors. ¶ The second key segment of the Small Business Lending portfolio is Medallion Business Credit, LLC. This subsidiary was formed in September 1998 to provide asset-based loans to small businesses located in the New York metropolitan area. This company has seen its loan portfolio grow from zero in 1998 to $54 million in 2001 with no losses and no delinquencies. More importantly, as competitor banks continue to consolidate, Medallion Business Credit finds itself uniquely positioned to fill a critical void in the marketplace. The company's loans range from $250,000 to $3.5 million and are secured primarily by a borrower's accounts receivable and inventory, and in some cases machinery and equipment. The unit has enlarged its office space and grown its staff from four to eleven professionals. Medallion Business Credit serves a diverse customer base that includes manufacturers, distributors, finance companies and food processors. Because these are largely basic commodity industries with reliable collateral, they have performed well during the recent economic downturn. ¶ Medallion Business Credit became a profitable subsidiary in its first six months of operation and for this company we foresee continued growth, significant profitability, and the continued maintenance of prudent underwriting standards. ¶ The third segment of small business lending is Business Lenders, LLC, an SBA Section 7(a) lender that we acquired in 1997. During 2001, Business Lenders had its "Preferred Lender" (PLP) status renewed in 27 districts across the Country, giving Business Lenders the authority to approve loans on behalf of the SBA in all of these districts. This authority results in a much faster loan decision process, enabling the company to enjoy a competitive service advantage with its potential customers. Section 7(a) loans are guaranteed against losses by the U.S. government up to 85% of the amount of the loan, to a maximum of $1.0 million. A liquid market exists for the sale and servicing of the SBA guaranteed portions of these loans. Business Lenders can make loans anywhere in the United States and has closed loans in 39 different states. ¶ During 2001 a new management team at Business Lenders achieved a number of significant operating objectives. These included the development of a new Loan Screening Tool as an enhanced diagnostic instrument to evaluate credit risk, the use of new software to automate SBA loan analysis, and the reduction of operating expenses. ¶ Finally, Medallion Capital, LLC, a company that we acquired in 1998, ended the year with a portfolio of loans totaling approximately $36 million. Securing its debt with assets used by radio broadcasting, food services companies, retailers and product manufacturers, Medallion Capital offers a unique "venture lending" strategy of secured mezzanine debt, which is enhanced by equity securities of the business. Typical investments range in size from $1.0 million to $5.0 million and are structured as 5 to 7-year secured loans with a pay rate of 12% to 14%. ¶ Medallion Capital's loans, which are national in scope, are often secured with secondary secured positions or subordinated liens on assets. Warrants or other types of equity participation are often included as additional consideration in these transactions. As lending practices of banks and other financial institutions have become increasingly


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Medallion Business Loans WORK!

more conservative, new opportunities have been created for Medallion Capital. ¶ In a little over 10 years, these small business lending units have developed a substantial portfolio, while at the same time maintaining our excellent credit profile. As we move forward, Medallion will continue to meet the needs of the underserved small business borrower and we believe that other niche industries with similar characteristics will provide additional loan growth opportunities.

Taxi Top Advertising

Started in 1994 to take Medallion into a promising and untapped market, Medallion Taxi Media, Inc. sells illuminated advertising space mounted on the roofs of taxicabs. The dominant provider of this advertising format in New York City, the company has expanded aggressively into a number of additional markets. ¶ Medallion Taxi Media attaches each illuminated advertising display to the taxicab rooftop. Medallion Media "acquires" this rooftop space under long-term lease arrangements with taxicab associations, fleet owners, and individual owner operators. Because the display remains the property of Medallion Media, the company is responsible for the maintenance and repair of the signs, as well as changing the advertising copy. ¶ During 2001, Medallion Media completed its first international acquisition with the purchase of the largest taxi advertising company in Japan,


THE LION KING
Medallion Taxi Tops READ!

Taxi Media Network. Since renamed Medallion Media Japan, this company has the advertising rights on over 7,000 taxis located in Tokyo, Osaka, Sapporo and other major cities in Japan. This acquisition increased the company's overall taxi display inventory by 70% from 10,000 to 17,000 taxis. Compared to New York City's 12,187 taxicabs, Tokyo's 50,000 taxi market is substantial and untapped. At the present time however, local regulations only permit advertising on the doors, windows and interiors of the taxis. Since Tokyo recently permitted the expansion of bus advertising, regulators are now exploring the possibility of permitting taxi top advertising. Because tops sell for much higher rates than other parts of the taxi, taxi top advertising, if permitted in Tokyo, has the potential to dramatically increase the company's revenues and profits. ¶ While the effects of the weak economy have impacted the advertising market, Medallion Media is intensely focused on revenue growth for 2002 and we are confident in our ability to deliver it based on the increased demand for space that occurred at year-end. New taxi top advertisers included the Pennsylvania State Lottery, Warner Brothers Studios, the Lexus automobile, Target Stores, AirTran Airways, Nextel Communications and H&M Stores, joining such stables as Citibank, Continental Airlines, and several Broadway shows. ¶ Medallion Media successfully test-marketed some of the newer technologies for taxi top advertising, such as holographic taxi tops for Budweiser, and 3-D taxi tops for Miller Beer. Medallion Media also has 20 holographic taxi tops on cabs cruising the streets of Washington, D.C. carrying the poignant memorial to September 11, with the reminder that "United We Stand." ¶ In addition to promoting more widespread use of emerging technologies, Medallion Media sees great potential in the year ahead for wrapped taxis in some of the company's 30 U.S. markets.


Go Medallion!

Selected Financial Data

Year Ended December 31, (Dollars in thousands, except per share data)	*2001*	*2000*	*1999*	*1998*	*1997*
Statement of Operations Data					
Investment income	**$ 42,077**	$ 55,356	$ 44,076	$ 37,854	$ 27,658
Interest expense	**25,485**	28,944	20,988	16,967	10,864
Net interest income	**16,592**	26,412	23,088	20,887	16,794
Equity in earnings (losses) of Media [1]	**(3,375)**	(421)	(214)	1,200	203
Other income	**2,105**	3,378	2,247	1,663	1,087
Gain on sale of loans	**1,511**	2,814	3,014	2,316	336
Accretion of negative goodwill	**—**	351	722	722	722
Operating expenses	**17,099**	22,909	17,470	13,696	6,590
Amortization of goodwill	**653**	540	530	506	368
Income tax provision (benefit)	**(16)**	(181)	49	(152)	(930)
Net investment income (loss)	**(903)**	9,266	10,808	12,738	11,254
Net realized gain (loss) on investments	**(3,015)**	(3,884)	22,545	1,291	78
Net change in unrealized appreciation (depreciation) of investments [2]	**(140)**	2,159	(12,259)	2,581	1,929
Net increase (decrease) in net assets resulting from operations [3]	**$ (4,058)**	$ 7,541	$ 21,094	$ 16,610	$ 13,261
Per Share Data					
Net investment income (loss)	**$ (0.05)**	$ 0.64	$ 0.74	$ 0.87	$ 0.88
Net investment income (loss) adjusted for acquisition and other non-recurring charges [4]	**(0.03)**	0.84	0.74	0.98	0.88
Net increase (decrease) in net assets resulting from operations	**(0.24)**	0.52	1.44	1.14	1.04
Dividends declared per share [5]	**0.38**	1.19	1.27	1.16	0.88
Weighted average common shares outstanding					
Basic	**16,582,179**	14,536,942	14,515,660	14,461,276	12,621,301
Diluted	**16,582,179**	14,576,183	14,620,437	14,591,045	12,769,394
Balance Sheet Data					
Investments, net of unrealized depreciation on investments	**$ 455,595**	$ 514,154	$ 489,567	$ 408,208	$ 334,141
Total assets	**507,756**	560,715	533,924	448,037	362,168
Notes payable	**233,000**	305,700	195,450	120,600	138,750
Senior secured notes	**45,000**	45,000	45,000	—	—
Subordinated SBA debentures	**43,845**	21,360	22,770	55,360	53,540
Commercial paper	**—**	24,066	93,984	103,082	—
Total liabilities	**332,732**	412,982	376,263	292,490	206,306
Negative goodwill	**—**	—	351	1,073	1,795
Total shareholders' equity	**175,024**	147,733	157,310	154,474	154,067

Selected Financial Data

Year Ended December 31, (Dollars in thousands, except per share data)	*2001*	*2000*	*1999*	*1998*	*1997*
Selected Financial Ratios And Other Data					
Return on average assets [6]					
Net investment income (loss)	**(0.17%)**	1.69%	2.20%	3.14%	3.81%
Net increase (decrease) in net assets resulting from operations	**(0.76)**	1.38	4.30	4.10	4.49
Net increase (decrease) in net assets resulting from operations adjusted for acquisition and other non-recurring charges [4]	**(0.76)**	1.95	4.30	4.47	4.49
Return on average equity [7]					
Net investment income (loss)	**(0.56)**	6.27	6.87	8.25	7.30
Net increase (decrease) in net assets resulting from operations	**(2.51)**	4.94	13.53	10.77	11.28
Net increase (decrease) in net assets resulting from operations adjusted for acquisition and other non-recurring charges [4]	**(2.51)**	7.00	13.53	11.74	11.28
Weighted average yield [8]	**8.71%**	10.82%	9.91%	9.92%	10.20% [13]
Weighted average cost of funds [9]	**5.27**	5.66	7.12	6.49	7.15 [13]
Net interest margin, [10]	**3.44**	5.16	2.79	3.43	3.05 [13]
Other income ratio [11]	**0.43**	0.66	0.46	0.41	0.33
Operating expense ratio [12]	**3.20**	4.09	3.27	3.06	1.82
As a percentage of total investment portfolio					
Medallion loans	**55.46%**	58.21%	65.75%	70.10% [13]	72.13% [13]
Commercial loans	**43.75**	41.37	33.84	27.10 [13]	25.48 [13]
Equity investments	**0.79**	0.41	0.41	2.80	2.24
Investments to assets [14]	**89.73%**	91.70%	91.69%	91.11%	92.26%
Equity to assets [15]	**34.47**	26.35	29.46	34.48	42.54
Debt to equity [16]	**183.89**	268.14	227.07	180.64	124.81

(1) Equity in earnings (losses) of unconsolidated subsidiary represents the net income (loss) for the period indicated from the Company's investment in Media.

(2) Change in unrealized appreciation (depreciation) of investments represents the increase (decrease) for the period in the fair value of the Company's investments.

(3) Net increase in net assets resulting from operations is the sum of net investment income, realized gains or losses on investments and change in unrealized appreciation (depreciation) on investments.

(4) The Company considers net investment income before acquisition and other non-recurring charges to be a more appropriate measure of operating performance; consequently, this calculation represents net investment income plus acquisition-related and other non-recurring charges of $396,000 in 2001, $3,140,000 in 2000, and $1,494,000 in 1998, divided by weighted average diluted common shares outstanding.

(5) Includes $0.09 per share dividend declared on December 21, 2001 and paid on January 14, 2002 to shareholders of record as of December 31, 2001 and $0.36 per share declared on November 17, 2000 and paid on January 12, 2001 to shareholders of record as of December 8, 2000.

(6) Return on average assets represents the net investment income (loss) or net increase (decrease) in net assets resulting from operations, for the period indicated, divided by average total assets.

(7) Return on average equity represents the net investment income (loss) or net increase (decrease) in net assets resulting from operations, for the period indicated, divided by average shareholders' equity.

(8) Weighted average yield on the investment portfolios for 2001 and 2000, and end of period yield representing the end of the year weighted average interest rate on investments for 1999, 1998, and 1997.

(9) Weighted average cost of funds on the investment portfolios for 2001 and 2000, and end of period cost of funds representing the end of the year weighted average interest rate on debt for 1999, 1998, and 1997.

(10) Net interest margin represents weighted average yield less weighted average cost of funds.

(11) Other income ratio represents other income for the year indicated, divided by average interest earning assets.

(12) Operating expense ratio represents operating expenses for the year indicated, divided by average interest earning assets.

(13) Does not include financial information for FSVC.

(14) Represents total investments divided by total assets as of December 31.

(15) Represents total shareholders equity divided by total assets as of December 31.

(16) Represents total debt (commercial paper, notes payable to banks, senior secured notes, and SBA debentures payable) divided by total shareholders' equity as of December 31.

Management's Discussion and Analysis

The information contained in this section should be read in conjunction with Consolidated Financial Statements and Notes thereto for the years ended December 31, 2001, 2000, and 1999. In addition, this section contains forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors that could cause actual results and conditions to differ materially from those projected in these forward-looking statements are set forth below in the Investment Considerations section.

Critical Accounting Policies

The Securities and Exchange Commission ("SEC") has recently issued cautionary advice regarding disclosure about critical accounting policies. The SEC defines critical accounting policies as those that are both most important to the portrayal of a company's financial condition and results and that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about matters that are inherently uncertain and may change materially in subsequent periods. The preparation of the Company's consolidated financial statements requires estimates and assumption that affect amounts reported and disclosed in the financial statements and related notes. Significant estimates made by the Company include valuation of loans, evaluation of the recoverability of accounts receivable and income tax assets, and the assessment of litigation and other contingencies. The Company's ability to collect accounts receivable and recover the value of its loans depends on a number of factors, including the financial conditions and its ability to enforce provisions of its contracts in the event of disputes, through litigation if necessary, in accordance with generally accepted accounting principles, to record net assets and liabilities at estimated realizable values. The matters that give rise to such provisions are inherently uncertain and may require complex and subjective judgments. Although the Company believes that estimates and assumptions used in determining the recorded amounts of net assets and liabilities at December 31, 2001, are reasonable, actual results could differ materially from the estimated amounts recorded in the Company's financial statements.

General

We are a specialty finance company that originates and services loans that finance taxicab medallions and various types of commercial loans. We have a leading position in taxicab medallion financing. Since 1996, we have increased our medallion loan portfolio at a compound annual growth rate of 13% and our commercial loan portfolio at a compound annual growth rate of 37%. Our total assets under our management were approximately $737 million and have grown from $215 million at the end of 1996, a compound annual growth rate of 25%.

The Company's loan related earnings depend primarily on its level of net interest income. Net interest income is the difference between the total yield on the Company's loan portfolio and the average cost of funds. The Company funds its operations through a wide variety of interest-bearing sources, such as revolving bank facilities, senior secured notes, and debentures issued to and guaranteed by the SBA. Net interest income fluctuates with changes in the yield on the Company's loan portfolio and changes in the cost of funds, as well as changes in the amount of interest-bearing assets and interest-bearing liabilities held by the Company. Net interest income is also affected by economic, regulatory, and competitive factors that influence interest rates, loan demand, and the availability of funding to finance the Company's lending activities. The Company, like other financial institutions, is subject to interest rate risk to the degree that its interest-earning assets reprice on a different basis than its interest-bearing liabilities.

The Company also invests in small businesses in selected industries through its subsidiary MCI. MCI's investments are typically in the form of secured debt instruments with fixed interest rates accompanied by warrants to purchase an equity interest for a nominal exercise price (such warrants are included in "Equity Investments"). Interest income is earned on the debt investments.

Realized gains or losses on investments are recognized when the investments are sold or written-off. The realized gains or losses represent the difference between the proceeds received from the disposition of portfolio assets, if any, and the cost of such portfolio assets. In addition, changes in unrealized appreciation or depreciation of investments are recorded and represent the net change in the estimated fair values of the portfolio assets at the end of the period as compared with their estimated fair values at the beginning of the period. Generally, "realized gains (losses) on investments" and "changes in unrealized appreciation (depreciation) of investments" are inversely related. When an appreciated asset is sold to realize a gain, a decrease in the previously recorded unrealized appreciation occurs. Conversely, when a loss previously recorded as an unrealized loss is realized by the sale or other disposition of a depreciated portfolio asset, the reclassification of the loss from "unrealized" to "realized" causes an increase in net unrealized appreciation and an increase in realized loss.

The Company's income from the taxicab rooftop advertising business, operated by Media is reflected on the Company's books as earnings from an unconsolidated subsidiary. The Company continues to explore other opportunities in the taxicab and lending industries, including possible strategies to participate directly and/or indirectly in the appreciation of taxicab medallions.

Management's Discussion and Analysis

Economic Conditions in New York City

The terrorist attacks on New York City on September 11, 2001, created a tremendous amount of actual and collateral damage to the City, and to the people and businesses who live, work, and operate there. The slowdown in traffic, tourism, and other personal concerns resulted in initial operating problems for certain of our medallion individual and fleet customers. It also affected some of our commercial borrowers. The taxi top advertising business, many of whose ads are from Broadway shows, suffered short term contract cancellations from these and other customers which had a gross revenue impact of approximately $934,000 during 2001.

The attacks also further exacerbated the recessionary trends which had become more apparent as 2001 unfolded. The effects of a general economic slowdown has impacted the Company as evidenced by an increase in delinquencies and nonperforming loans, increased prepayment activity as borrowers sought lower rate financing with the Company or other lenders, and stresses on medallion and other collateral values, primarily in Chicago, and by reduced levels of advertising in Media.

As a result of the above, the Company reassessed the loss potential on the loan portfolio, servicing asset, and other receivables which resulted in charges of $11,300,000 in the 2001 third quarter to provide reserves against or writedown the values of these assets which were impacted by the attacks and the recession in the economy.

Trend in Loan Portfolio

The Company's investment income is driven by the principal amount of and yields on its loan portfolio. To identify trends in the yields, the portfolio is grouped by medallion loans, commercial loans, and equity investments. Since December 31, 1998, medallion loans, while still making up a significant portion of the total portfolio, have decreased in relation to the total portfolio composition and commercial loans have increased.

The following table illustrates the Company's investments at fair value and the weighted average portfolio yields calculated using the contractual interest rates of the loans at the dates indicated:

	December 31, 2001		
(Dollars in thousands)	Contractual Weighted Average Yield	Principal Amount	Percentage of Total Portfolio
Medallion loan portfolio	**8.88%**	**$252,675**	**55.4%**
Commercial loan portfolio	**9.22**	**199,328**	**43.8**
Equity investments	**—**	**3,592**	**0.8**
Total portfolio	**9.04**	**$455,595**	**100.0%**

	December 31, 2000		
(Dollars in thousands)	Contractual Weighted Average Yield	Principal Amount	Percentage of Total Portfolio
Medallion loan portfolio	9.22%	$299,303	58.2%
Commercial loan portfolio	12.41	212,721	41.4
Equity investments	—	2,130	0.4
Total portfolio	10.56	$514,154	100.0%

	December 31, 1999		
(Dollars in thousands)	Contractual Weighted Average Yield	Principal Amount	Percentage of Total Portfolio
Medallion loan portfolio	8.91%	$321,901	65.8%
Commercial loan portfolio	11.69	165,654	33.8
Equity investments	—	2,012	0.4
Total portfolio	9.91	$489,567	100.0%

Portfolio Summary

Total Portfolio Yield

The weighted average yield of the total portfolio at December 31, 2001 was 9.04%, which is a decrease of 188 basis points from 10.56% at December 31, 2000. The decrease primarily reflects the reductions in the general level of interest rates in the economy, demonstrated by the reduction in the prime rate from 9.5% to 4.75% during the course of 2001. The total weighted average portfolio yield increased 65 basis points to 10.56% at December 31, 2000 from 9.91% at December 31, 1999. The increase in the total portfolio yield was due to the increased yield on the commercial loan portfolio and the shift in the composition of the portfolio to an increased percentage of commercial loans. The Company expects to try to continue increasing both the percentage of commercial loans in the total portfolio and the origination of floating and adjustable-rate loans and non-New York medallion loans.

Medallion Loan Portfolio

The Company's loans comprised 55% of the total portfolio of $455,595,000 at December 31, 2001, compared to 58% of the total portfolio of $514,154,000 at December 31, 2000 and 66% of the total portfolio of $489,567,000 at December 31, 1999. The medallion loan portfolio decreased by $46,628,000 or 16% in 2001, reflecting a decrease in medallion loan originations, principally in New York City, Chicago, and Boston, and the Company's execution of participation agreements with third parties for $93,784,000 of low yielding New York medallion loans. The Company retains a portion of these participating loans and earns a fee for servicing the loans for the third parties.

Management's Discussion and Analysis

The weighted average yield of the medallion loan portfolio at December 31, 2001 was 8.88%, a decrease of 34 basis points from 9.22% at December 31, 2000, which was up 31 basis points from 8.91% at December 31, 1999. The decrease in yields at December 31, 2001 reflects the generally lower level of rates in the economy. The increased yield at December 31, 2000, primarily reflected the Company's expansion into markets outside of New York, which produce yields 100 to 300 basis points higher than loans originated in the New York medallion market, offset by the effects of continuing competition in the New York medallion market. At December 31, 2001, 19% of the medallion loan portfolio represented loans outside New York compared to 24% and 16% at year-end 2000 and 1999, respectively. Medallion continues to focus its efforts on originating higher yielding medallion loans outside the New York market.

Collateral Appreciation Participation Loans

During the 2000 first half, the Company originated collateral appreciation participation loans collateralized by Chicago taxi medallions of $29,800,000, of which $20,850,000 were syndicated to other financial institutions. In consideration for modifications from its normal taxi medallion lending terms, the Company offered loans at higher loan-to-value ratios and is entitled to earn additional interest income based upon any increase in the value of all $29,800,000 of the collateral. During 2001, the effect of the economic downturn began to stress the value of Chicago taxi medallions, which accelerated as the year progressed. As a result, the Company determined that the previously recorded appreciation was no longer supported by current Chicago medallion prices, and therefore adjusted the carrying values down to their original face value of $8,950,000, which represented approximately 2% of its total investment portfolio. Additional interest income was reduced by $3,100,000 for 2001, compared to increases of $3,100,000 and $0 for 2000 and 1999, and is reflected in investment income on the consolidated statements of operations and in accrued interest receivable on the consolidated balance sheets. As a regulated investment company, the Company is required to mark-to-market these investments on a quarterly basis, just as it does on all of its other investments. The Company feels that it has adequately calculated the fair market value on these investments in each accounting period, by relying upon information such as recent and historical medallion sale prices. The loans are due in March 2005, but may be prepaid at the borrowers option. If that occurs, the Company expects to refinance the loans with the existing borrower, including the syndicated portion, at that time at the rates and terms prevailing at that time.

Commercial Loan Portfolio

Since 1997, the Company has continued to shift the total portfolio mix toward a higher percentage of commercial loans, which historically have had higher yields than its medallion loans. Commercial loans were 44% of the total portfolio at December 31, 2001 compared to 41% and 34% at December 31, 2000 and 1999, respectively. The commercial loan portfolio continued to experience strong growth in the asset-based lending portfolio and the mezzanine financing business, which was more than offset by the decline in the other commercial lending segments. The overall decline in the commercial lending business reflects the chargeoff of $3,778,000 of fully-reserved loans during 2001, and the slowdown in originations due to liquidity constraints during the first part of 2001.

The weighted average yield of the commercial loan portfolio at December 31, 2001 was 9.22%, a decrease of 319 basis points from 12.41% at December 31, 2000, which was up 72 basis points from 11.69% at December 31, 1999. The decrease in 2001 and the increase in 2000 primarily reflected a shift in the mix within the commercial portfolio from fixed-rate loans to floating-rate or adjustable-rate loans tied to the prime rate, and the corresponding sensitivity of the yield to movements in the prime rate, which fell 475 basis points during 2001 after rising for much of 2000. The Company continues to originate adjustable-rate and floating-rate loans tied to the prime rate to help mitigate its interest rate risk in a rising interest rate environment. At December 31, 2001, floating-rate loans represented approximately 68% of the commercial portfolio compared to 69% and 52% at December 31, 2000 and 1999. Although this strategy initially produces a lower yield, we believe that this strategy mitigates interest rate risk by better matching our earning assets to their adjustable-rate funding sources.

Equity Investments

Equity investments were 0.8%, 0.4%, and 0.4% of Medallion's total portfolio at December 31, 2001, 2000, and 1999. Equity investments are comprised of common stock and warrants.

Investment in and loans to Media

The investment in unconsolidated subsidiaries represents the Company's investment in its taxicab advertising business, Media.

Trend in Interest Expense

The Company's interest expense is driven by the interest rate payable on its LIBOR-based short-term credit facilities with bank syndicates, long-term notes payable, fixed-rate, long-term debentures issued to or guaranteed by the SBA, and, to a lesser degree, secured commercial paper. As a result of the recent amendments to the bank lines of credit and senior secured notes, the Company's cost of funds will increase in 2002 until the debts mature and are paid off. As noted above, the amendments entered into during 2002 to the Company's bank loans and senior secured notes involved changes, and in some cases increases, to the interest rates payable thereunder. In addition, during events of default, the interest rate borne on the bank loans is based upon a margin over the prime rate rather than LIBOR. The bank loans are priced on a grid depending on leverage and were at

Management's Discussion and Analysis

LIBOR plus 325 basis points for the Company and LIBOR plus 250 basis points for MFC as of April 1, 2002. The senior secured notes adjusted to 8.35% effective March 29, 2002, and thereafter adjust upwards an additional 50 basis points on a quarterly basis until maturity. In addition to the interest rate charges, $1,654,000 has been incurred through April 1, 2002 for attorneys and other professional advisors, most working on behalf of the lenders, which will be expensed over the remaining lives of the related debt outstanding.

The Company's cost of funds is primarily driven by the rates paid on its various debt instruments and their relative mix and changes in the levels of average borrowings outstanding. The Company incurs LIBOR-based debt for terms generally ranging from 30-90 days. The Company's debentures issued to the SBA typically have initial terms of ten years. The Company measures its cost of funds as its aggregate interest expense for all of its interest-bearing liabilities divided by the average amount of such liabilities outstanding during the period. The following table shows the average borrowings and related costs of funds for 2001, 2000, and 1999. Average balances have declined during 2001, primarily reflecting the initial use of the equity proceeds raised during 2001 for debt reductions and the growth in participations sold to other financial institutions to raise capital for debt reductions and other corporate purposes. The decline in the costs of funds reflects the trend of declining interest rates in the economy, partially offset by the switch from lower cost commercial paper to higher cost bank debt and related renewal expenses, and additional long-term SBA debt also at higher rates.

	Average Balance	*Average Cost of Funds*	*Interest Expense*	*Percentage of Total Interest Expense*
December 31, 2001				
Notes payable to banks	**$283,963,077**	**6.91%**	**$19,626,805**	**77.0%**
Senior secured notes	**45,000,000**	**7.41**	**3,336,398**	**13.1**
SBA debentures	**30,814,615**	**7.54**	**2,322,702**	**9.1**
Commercial paper	**2,550,077**	**7.82**	**199,350**	**0.8**
Total	**$362,327,769**	**7.03**	**$25,485,255**	**100.0%**
December 31, 2000				
Notes payable to banks	$180,711,538	7.77%	$14,034,234	48.5%
Commercial paper	135,564,188	7.25	9,827,886	34.0
Senior secured notes	45,000,000	7.31	3,287,459	11.4
SBA debentures	22,770,000	7.88	1,794,081	6.1
Total	$384,045,726	7.54	$28,943,660	100.0%
December 31, 1999				
Notes payable to banks	$131,219,231	6.97%	$ 9,143,232	43.6
Commercial paper	123,143,074	5.82	7,171,459	34.2
SBA debentures	42,498,462	7.44	3,160,314	15.0
Senior secured notes	19,038,462	7.95	1,512,684	7.2
Total	$315,899,229	6.64	$20,987,689	100.0%

The Company will continue to seek SBA funding to the extent it offers attractive rates. SBA financing subjects its recipients to limits on the amount of secured bank debt they may incur. The Company uses SBA funding to fund loans that qualify under the SBIA and SBA regulations. Further, the Company believes that its transition to financing operations primarily with short-term LIBOR-based secured bank debt has generally decreased its interest expense, but has also increased the Company's exposure to the risk of increases in market interest rates, which the Company mitigates with certain hedging strategies. At December 31, 2001 and 2000, short-term LIBOR-based debt including commercial paper constituted 72%, and 82% of total debt, respectively.

Taxicab Advertising

In addition to its finance business, the Company also conducts a taxicab rooftop advertising business through Media, which began operations in November 1994. Media's revenue is affected by: the number of taxicab rooftop advertising displays, currently showing advertisements, and the rate charged customers for those displays. At December 31, 2001, Media had approximately 10,000 installed displays in the US. The Company expects that Media will continue to expand its operations by entering new markets on its own or through acquisition of existing taxicab rooftop advertising companies. Although Media is a wholly-owned subsidiary of the Company, its results of operations are not consolidated with the Company's operations because the Securities and Exchange Commission regulations prohibit the consolidation of non-investment companies with investment companies.

During 2001, Media's operations were constrained by a very difficult advertising environment compounded by the rapid expansions of tops inventory that occurred during 1999 and 2000. Media began to recognize losses as growth in operating expenses exceeded growth in revenue. Also, a substantial portion of Media's revenues in 2001 arose from the realization of amounts that had been paid for and deferred from prior periods. Media is actively pursuing new sales opportunities, including expansion and upgrading of the sales force, and has taken steps to reduce operating expenses, including renegotiation of fleet payments for advertising rights, to better align ongoing revenues and expenses, and to maximize cash flow from operations. Media's growth prospects are currently constrained by the operating environment and distressed advertising market that resulted from September 11th and the economic downturn, which has resulted in operating losses and a drain on cash flow, as well as the limitation on funding that can be provided by the Company in accordance with the terms of the bank agreements. Media has developed an operating plan to fund only necessary operations out of available cash flow and to escalate its sales activities to generate new revenues. Although there can be no assurances, Media and the Company believe that this plan will enable Media to weather this downturn in the advertising cycle and maintain operations at existing levels until such times as business returns to historical levels.

In July 2001, Media acquired certain assets and assumed certain liabilities of MMJ, a taxi advertising operation similar to those operated by Media in the US, which has advertising rights on approximately 7,000 cabs (1,000 rooftop displays and 6,000 interior racks) servicing various cities in Japan. The terms of the agreement provide for an earn-out payment to the sellers based on average net income over the next three years.

Factors Affecting Net Assets

Factors that affect the Company's net assets include, net realized gain or loss on investments and change in net unrealized appreciation or depreciation of investments. Net realized gain or loss on investments is the difference between the proceeds derived upon sale or foreclosure of a loan or an equity investment and the cost basis of such loan or equity investment. Change in net unrealized appreciation or depreciation of investments is the amount, if any, by which the Company's estimate of the fair value of its investment portfolio is above or below the previously established fair value or the cost basis of the portfolio. Under the 1940 Act and the SBIA, the Company's loan portfolio and other investments must be recorded at fair value.

Unlike certain lending institutions, the Company is not permitted to establish reserves for loan losses, but adjusts quarterly the valuation of our loan portfolio to reflect the Company's estimate of the current value of the total loan portfolio. Since no ready market exists for the Company's loans, fair value is subject to the good faith determination of the Company. In determining such fair value, the Company and its Board of Directors takes into consideration factors such as the financial condition of its borrowers and the adequacy of its collateral. Any change in the fair value of portfolio loans or other investments as determined by the Company is reflected in net unrealized depreciation or appreciation of investments and affects net increase in net assets resulting from operations but has no impact on net investment income or distributable income.

Consolidated Results of Operations For the Years Ended December 31, 2001 and 2000

Net assets resulting from operations of ($4,058,000) or ($0.24) per common share, decreased $11,599,000 from $7,541,000 or $0.52 per share in 2000, reflecting decreased net interest and non interest income, and higher levels of net realized/unrealized losses on the investment portfolios, partially offset by reduced operating expenses.

Included in the results for 2001 were charges of $11,500,000 primarily relating to valuation assessments the Company made in regards to the future realizability of asset values in light of the September 11, 2001 terrorist attacks and their impact on New York City and the Company's operations, compounded by the recessionary forces battering the economy, including the sharp reduction in interest rates and their effect on prepayment levels. The charges included $3,300,000 to increase unrealized depreciation to reflect the impact of the economic forces on delinquency trends, reduced payment levels, and collateral values; $3,100,000 to writedown the value of collateral appreciation participation loans to reflect recent transaction activity in Chicago medallions; $2,050,000 to reflect acceleration in the deterioration in the prepayment speeds on the Company's servicing asset receivable; $1,350,000 to reserve against the risks of future realization of previously recorded deferred tax benefits related to Media's operations; $1,150,000 related to additional bank charges for new amendments to our borrowing agreements and higher pricing; and $550,000 related to the write-off of previously capitalized transaction costs that are no longer expected to close. Likewise, 2000 results included one-time charges of $3,140,000 related to acquisition-related matters ($1,804,000), the termination of certain capital markets activities ($801,000), and the costs of amending our borrowing agreements with our bank group ($535,000), fully offset by income of $3,100,000 reflecting the write-up in the value of collateral appreciation participation loans. Excluding the impact of these charges, 2001 net increase in net assets resulting from operations was $7,442,000 or $0.45 per share, a decrease of $139,000 or 2% compared to 2000.

Investment income was $42,077,000, down $13,279,000 or 24% from $55,356,000 in 2000. The decrease compared to 2000 primarily reflected the $6,200,000 swing in values of the collateral appreciation participation loans from early 2000 to late 2001, as well as lower yields on the portfolio primarily due to the lower interest rate environment in 2001, a decreased level of loans, and a higher level of nonaccrual loans. Total net investments at year end were $462,253,000, down $53,757,000 or 10% from 2000.

The yield on the total portfolio during 2001 was 9.04%, compared to 10.82% for 2000, a decline of 178 basis points. The 2001 decrease primarily reflected the reduction in additional interest income related to the collateral appreciation loans and the series of rate drops initiated by the Federal Reserve bank during late 2000 and continuing through 2001, which reduced the prime lending rate by 475 basis points. Adjusted for the effects of the additional income recorded on the collateral appreciation participation loans, the yields were 9.35% and 10.21% for 2001 and 2000, respectively, a decline of 86 basis points. Partially offsetting the decreased yield was the continuing movement of portfolio composition towards higher-yielding commercial loans from lower-yielding medallion loans. Commercial loans represented 44% of the investment portfolio at December 31, 2001, compared to 41% at December 31, 2000. Yields on medallion loans were 8.88% at yearend, compared to 9.22% at yearend 2000, and yields on commercial loans were 9.22% compared to 12.41% for 2000.

Management's Discussion and Analysis

Medallion loans were $252,675,000 at yearend, down $46,628,000 or 16% from $299,303,000 at the end of 2000, reflecting reductions in most markets. The commercial loan portfolio was $199,329,000 at yearend, compared to $212,721,000, for 2000 a decrease of $13,392,000 or 6%, reflecting reductions in all commercial lending categories except asset-based receivable lending which increased $10,835,000 or 25%. In general, the decrease in the loan portfolios was a result of the bank lenders requiring the Company to reduce the level of outstandings in the revolving lines of credit.

During the 2000 first half, the Company originated collateral appreciation participation loans collateralized by Chicago taxi medallions of $29,800,000, of which $20,850,000 was syndicated to other financial institutions. In consideration for modifications from its normal taxi medallion lending terms, the Company offered loans at higher loan-to-value ratios and is entitled to earn additional interest income based upon any increase in the value of all $29,800,000 of the collateral. During 2001, the effect of the economic downturn began to stress the value of Chicago taxi medallions, which accelerated as the year progressed. As a result the Company determined that the previously recorded appreciation was no longer supported by current Chicago medallion prices, and therefore adjusted the carrying values down to their original face value of $8,950,000, which represented approximately 2% of its total investment portfolio. Additional interest income was reduced $3,100,000 for 2001, compared to an increase of $3,100,000 for 2000, and is reflected in investment income on the consolidated statements of operations and in accrued interest receivable on the consolidated balance sheets.

Interest expense was $25,485,000 in 2001, down $3,459,000 or 12% from $28,944,000 in 2000, primarily reflecting a switch from lower cost commercial paper to higher cost bank debt and SBA debentures, and higher bank fees and charges related to the renewals and amendments of the bank loans; partially offset by lower rates and lower average balances outstanding. The Company's borrowings from its bank lenders generally were repriced during the year as a result of the negotiations and amendments to the bank facilities. The impact of all of this was to increase the Company's cost of funds by $3,592,000 or 109 basis points. Outstanding balances under all financing arrangements decreased $74,281,000 or 19% during 2001 to $321,845,000 from $396,126,000 in 2000. The Company's debt is primarily tied to floating rate indexes, which rose during most of 2000, and began declining thereafter. The Company's average cost of funds was 7.03% in 2001, compared to 7.54% a year ago, a decrease of 51 basis points. Approximately 72% of the Company's debt is short-term and floating rate, compared to 82% a year ago. See page 2 for a table which shows average balances and cost of funds for the Company's funding sources.

Net interest income was $16,592,000, and net interest margin was 3.43% in 2001, down $9,820,000 or 37% from $26,412,000 or 5.16% in 2000, primarily reflecting the $6,200,000 difference in additional interest income on the collateral appreciation participation loans and the decreases in yields and balances in the loan portfolio, partially offset by lower borrowing costs associated with reduced levels of borrowings at lower rates of interest. The net interest margin was 4.08% in 2001, compared to 4.56% in 2000, adjusted for the impact of the additional interest on the collateral appreciation participation loans.

Noninterest income was $241,000 in 2001, down $5,880,000 or 96% from $6,121,000 in 2000. The Company had gains on the sale of the guaranteed portion of SBA 7(a) loans of $1,511,000 in 2001, down $1,303,000 or 46% from $2,814,000 in 2000. During 2001, $25,644,000 of loans were sold under the SBA program compared to $51,100,000 during 2000. The decline in gains on sale reflected a decrease in loans sold of $25,456,000 or 50%, partially offset by an increase in the level of market-determined premiums received on the sales. Negative goodwill was fully accreted during 2000, and accordingly, accretion was $0 in 2001, compared to $351,000 in 2000. Other income of $2,105,000 in 2001 was down $1,273,000 or 38% from $3,378,000 in 2000, primarily reflecting charges to revalue the servicing fee receivable by $2,171,000 in 2001, compared to $205,000 in 2000. The charges were primarily a result of substantial increases in prepayments on the serviced portfolio during 2001, resulting from the sharp decrease in interest rates, among other factors. Excluding the charges, other income which is comprised of servicing fee income; prepayment fees, late charges, and other miscellaneous income was up $1,004,000 or 28%.

Also included in noninterest income was equity in earnings (losses) of unconsolidated subsidiary, which reflects the operations of the Media division of the Company in 2001. Media generated a net loss of $3,375,000 in 2001, an increase of $2,954,000 compared to a net loss of $421,000 for 2000. The decline in profits in 2001 reflected the charge of $1,500,000 to establish a reserve against the realizability of deferred tax benefits previously recorded due to changes in Media's tax situation and the greater costs associated with the rapid increase in tops under contract and cities serviced, which outpaced the increase in revenue. Advertising revenues were $13,250,000 in 2001, up $2,106,000 or 19% from $11,144,000 in 2000. Revenue in 2001 was reduced by approximately $934,000 related to contract cancellations resulting from the terrorist attacks in New York City. During 2001, Media exerted a greater effort to reduce the amount of deferred revenue by increasing capacity utilization, resulting in a drop of $4,699,000 in deferred revenue to $755,000 at year end 2001, compared to a year-ago. To the extent that Media cannot generate additional advertising revenue to replace the deferred revenue recorded in 2001, Media's results of operations may be negatively impacted. Also included in advertising revenue was $567,000 related to contracts that were cancelled in prior periods due to legislative changes and other factors. This revenue was recognized upon determination that

Management's Discussion and Analysis

Media had no further continued obligations under the contract. During 2001, vehicles under contract increased 300 or 3% to 10,200 from 9,900 a year ago. As a result of the substantial growth in tops inventory during the later part of 2000, Media's fleet payment costs and related operating expenses to service those tops increased in 2001 at a greater rate than the growth in revenue, resulting in lower profits in the 2001 periods compared to 2000. Media's results for 2001 also included losses of $294,000 related to foreign operations.

Noninterest expenses were $17,752,000 in 2001, down $5,697,000 or 24% from $23,449,000 in 2000. Adjusting for the charges described above, the improvement in noninterest expense was $4,627,000 or 20%. Salaries and benefits expense of $9,421,000 was down $1,091,000 or 10% from $10,512,000 in 2000, primarily reflecting a 12% reduction in headcount. Professional fees of $2,260,000 were down $344,000 or 13% from $2,604,000 in 2000, and included the write-off in both periods of capitalized costs associated with certain financing transactions that are no longer being pursued. These write-offs equaled $396,000 in 2001 and $801,000 in 2000. Merger-related expense of $1,804,000 in 2000 reflected costs associated with the FSVC merger and the write-off of costs capitalized in connection with two acquisitions that were contracted in 2000, but which were subsequently terminated. Amortization of goodwill was $653,000 in 2001 compared to $540,000 a year-ago, and included the $116,000 write-off of all remaining goodwill related to the 1997 acquisition of BLL. Other operating expenses of $5,414,000 in 2001 were down $2,822,000 or 34% from $8,236,000 in 2000, primarily reflecting the continued cleanups of financial records and operations, and a general effort to control expenses.

Net investment income after taxes was a loss of $903,000 in 2001, down $10,169,000 from net investment income of $9,266,000 in 2000, reflecting the results of operations described above. Excluding the impact of the unusual items previously mentioned, net investment income after taxes was $7,297,000, down $2,009,000 or 22% from 2000.

Net unrealized depreciation on investments was ($140,000) in 2001, compared to net unrealized appreciation of $2,159,000 for 2000, a decrease of $2,299,000. Unrealized appreciation/(depreciation) arises when the Company makes valuation adjustments to the investment portfolio. When investments are sold or written-off, any resulting realized gain/(loss) is grossed up to reflect previously recorded unrealized components. As a result, movement between periods can appear distorted. The 2001 activity resulted from unrealized depreciation of $7,411,000 reflecting the recessionary impact on borrower operations and collateral values, and by the reversals of unrealized appreciation associated with sold investments, primarily equities, of $121,000, partially offset by the reversals of unrealized depreciation associated with investments fully written off, primarily fully depreciated loans which were charged off, of $4,455,000 and the increase in valuation of investments of $2,937,000, primarily in equity securities. The 2000 activity reflected the reversals of unrealized depreciation associated with fully depreciated loans which were charged off of $2,221,000 and the increase in valuation of loans and equity portfolio securities of $613,000, partially offset by unrealized depreciation of $657,000 and by the reversals of unrealized appreciation associated primarily with sold equity investments of $18,000.

Net realized loss on investments was $3,015,000 in 2001 compared to losses of $3,884,000 in 2000, primarily reflecting the charge-off of fully reserved commercial loans.

The Company's net realized/unrealized loss on investments was $3,155,000 in 2001 compared to $1,725,000 for 2000, reflecting the above.

For the Years ended December 31, 2000 and 1999

The 2000 year was a year of maturity for the Company as cumulative growing pains from prior years were addressed and the Company began a new commitment to operational and financial excellence. Steps taken included the resolution of the material weaknesses identified from the 1999 financial audit, the hiring of a strong new cadre of senior management, the initiating of a dialogue with the Company's lending syndicates as to borrowing conditions, and the reassessment of strategic initiatives both underway and anticipated in the future. As a result of this process, the Company recorded adjustments against net investment income of $3,100,000 reflecting a number of one-time adjustments relating to acquisition-related matters ($1,800,000), the termination of certain capital markets activities ($800,000), and the costs of amending our borrowing agreements with our bank group ($500,000).

As reported, net increase in net assets resulting from operations was $7,500,000 or $0.52 per share in 2000, a decrease of $13,600,000 or 64% from $21,100,000 or $1.44 per share in 1999, primarily reflecting the one-time adjustments described above and the impact of the Radio One, Inc. investment gain of $17,800,000 recorded in 1999 as a result of Radio One's initial public offering completed during the three months ended June 30, 1999. Adjusting for the effects of these unusual items, net increase in net assets resulting from operations was $10,700,000 or $0.73 per share in 2000, compared to $3,300,000 or $0.23 per share in 1999, an increase of $7,400,000 or 224%, reflecting increased net interest and non-interest income, complemented by a sharp reduction in net unrealized depreciation on investments, partially offset by an increase in operating expenses. Return on average assets and return on average equity for 2000 were 1.38% and 4.94% (1.95% and 7.00% adjusted for the unusual items), respectively, compared to 4.30% and 13.53% (0.68% and 2.14% adjusted for the Radio One investment gain) for 1999.

Investment income was $55,400,000 in the year, up $11,300,000 or 26% from $44.1 million in 1999. The increase compared to 1999 reflected both the higher level of interest rates in the economy during 2000 and the increased level of loans, coupled with additional interest income recorded on the collateral appreciation participation loans. Net investments grew $24,600,000 or 5% to $514,200,000 in 2000 from $489,600,000 in 1999.

The yield on the total portfolio at December 31, 2000 was 10.56%, an increase of 65 basis points compared with a yield of 9.91% a year-ago. The increase primarily reflects the series of rate hikes initiated by the Federal Reserve bank during late 1999 and continuing through most of 2000. The impact of the higher yield increased investment income by approximately $3.3 million in 2000. Also impacting the improvement in investment income was the continuing movement of portfolio composition towards higher-yielding commercial loans from lower-yielding medallion loans. Yields on medallion loans at year-end were 9.22% (up from 8.91% in 1999), and the yields on commercial loans were 12.41% at year-end (up from 11.69% in 1999). As rates began to rise, management made a conscious effort to sell or not renew these typically fixed, lower-rate medallion loans and replace them with floating, higher-rate commercial loans.

Medallion loans were $299,300,000 at December 31, 2000, down $22,600,000 or 7% from $321,900,000 in 1999, primarily reflecting a reduction in New York City medallion loans, partly offset by increased medallion loans in other markets, especially in Chicago and Boston. The commercial loan portfolio was $212,700,000 at year-end, compared to $165,700,000 a year earlier, an increase of $47,100,000 or 28%. The increases were in most commercial lending categories, including $13,600,000 in the asset-based lending business and $8,600,000 in the SBA 7(a) lending program. The balance of the commercial loan increase was spread amongst many generic commercial lending categories, including restaurants, real estate, mezzanine financing, and other small business pursuits.

During the 2000 first half, we originated collateral appreciation participation loans collateralized by Chicago taxi medallions of $29,800,000, of which $20,850,000 was syndicated to other financial institutions. In consideration for modifications from our normal taxi medallion lending terms, we offered loans at higher loan-to-value ratios, and we are entitled to earn additional interest income based upon any increase in the value of the taxi medallion collateral on the entire $29,800,000. The value of Chicago taxi medallions increased during 2000, and accordingly, additional interest of $3,100,000 was recorded as investment income for 2000.

Interest expense was $28,900,000 in 2000, up $8,000,000 or 38% compared to 1999, primarily reflecting increased borrowing levels, coupled with the impact of an increased interest rate environment. During 2000, Medallion completed the leveraging of its equity base by essentially fully drawing down the existing bank lines of credit, resulting in an increase in debt outstanding of $39,000,000 or 11% to $396,100,000. The increase in average debt outstanding was $67,800,000, a 21% increase compared to 1999. In addition to the higher borrowing levels, Medallion's debt is primarily tied to floating rate indexes, which rose during most of 2000. As a result, the average cost of funds was 7.54% in 2000, compared to 6.64% in 1999, a 14% increase of 90 basis points. Approximately 83% of Medallion's debt is short-term and floating rate, up slightly from 81% in 1999.

Net interest income was $26,400,000 for 2000, up $3.3 million or 14% from 1999, primarily reflecting the additional interest recorded on the collateral appreciation participation loans. Excluding those amounts, net interest income was up $200,000 or 1%, reflecting the relatively greater increase in the level of debt outstanding compared to the growth in the loan portfolio, coupled with a reduction in the net interest spread from the increase in borrowing costs which outpaced the increase in yield on the loan portfolio.

Medallion had gains on the sale of the guaranteed portion of SBA 7(a) loans of $2,800,000 in 2000, down $200,000 or 7% from $3,000,000 in 1999. During 2000, $51,100,000 of loans were sold under the SBA program compared to $53,800,000 million during 1999. The decline in gains on sale reflected a decrease in loans sold of $2,700,000 or 5%, along with a decrease in the level of market-determined premiums received on the sales. Equity in earnings (losses) of unconsolidated subsidiary reflects the operations of the Media division of Medallion. The losses of $400,000 in 2000 increased $200,000 from losses of $200,000 in 1999, and reflected the greater costs associated with the rapid increase in tops under contract and cities serviced, which outpaced the $1,300,000 or 13% increase in revenue. During 2000, vehicles under contract increased 3,500 or 55% to 9,900 from 6,400 in 1999. Negative goodwill was fully accreted during 2000, and accordingly, accretion of $400,000 in 2000 declined from $700,000 in 1999. Other income of $3,400,000 increased $1,200,000 from $2,200,000 in 1999, primarily reflecting an increase of $600,000 in servicing fee income, as well as increases in prepayment fees, late charges, and other miscellaneous income.

Non-interest expense was $23,400,000, up $5,400,000 or 30%, from $18,000,000 in 1999. Included in the amounts for 2000 were $1,100,000 of costs related to the FSVC acquisition, and write-offs of $900,000 for costs related to acquisitions that were terminated during the year, $500,000 of other costs associated with capital markets activities, $300,000 related to a spin-off of an operating division that was terminated, and $300,000 related to a postponed asset securitization. Excluding these amounts, non-interest expense was $20,300,000, up $2,300,000 or 13% from 1999. Salaries and benefits expense of $10,500,000 was up $900,000 or 9%, reflecting normal salary increases and the impact of new senior management hires. Professional fees of $2,600,000 were up $700,000 or 40% from $1,900,000 in 1999 (up $200,000 or 13% excluding the write-offs of certain of the costs described above), reflecting higher audit costs in

Management's Discussion and Analysis

2000, and consultation on systems development and a variety of business development initiatives. Merger-related expense of $1,800,000 in 2000 reflects the costs associated with the FSVC merger and the write-off of costs capitalized in connection with two acquisitions that were contracted in 2000, but which were subsequently terminated. Amortization of goodwill was $500,000 in 2000, essentially unchanged from 1999. Administration and advisory fees were $100,000 in 2000, down $100,000 or 54% from $200,000 in 1999, reflecting the completion of the advisory services contract. Other operating expenses of $7,900,000 were up $2,200,000 or 38% (up $1,300,000 or 23% excluding the write-offs of certain of the costs described above) from $5,700,000 in 1999. The increase was generally spread among many operating areas of the Company, and included write-offs related to a general cleanup of operations, increased rent, and higher depreciation, advertising, bank charges, and miscellaneous other operating expenses.

As reported, net investment income after taxes in 2000 was $9,300,000, down $1,500,000 or 14% from net investment income of $10,800,000 in 1999, reflecting the results of operations described above. Excluding the impact of the unusual items previously mentioned, net investment income after taxes was $12,400,000, up $1,600,000 or 15% from 1999.

Net unrealized appreciation on investments was $2,200,000 in 2000, compared to net unrealized depreciation of $12,300,000 in 1999, an increase of $14,400,000. Unrealized appreciation/(depreciation) arises when Medallion makes valuation adjustments to the investment portfolio. When investments are sold or written-off, any resulting realized gain/(loss) is grossed up to reflect previously recorded unrealized components. As a result, movement between periods can appear distorted. The increase in 2000 activity primarily resulted from the reversal of unrealized depreciation related to realized losses of $2,300,000 compared to 1999 activity which included the reversal of unrealized appreciation related to the Radio One gain in 2000 of $5,400,000, along with a net increase in unrealized depreciation of $6,900,000 in 1999.

Net realized loss on investments in 2000 was $3,900,000, compared to a net gain of $22,500,000 in 1999, a decrease of $26,400,000. Most of the decrease related to the 1999 sale of Medallion's Radio One equity investment, which resulted in a realized gain of $23,100,000. Aside from Radio One, Medallion sold another equity investment in 2000, which resulted in a loss of $1,300,000. The balance of the increase in 2000 of $2,000,000 represented the write-off of various commercial loans that had previously been fully written down through the quarterly valuation adjustment process.

Medallion's net realized/unrealized loss on investments in 2000 was $1,700,000, which primarily reflected losses on commercial loans, compared to a net realized/unrealized loss in 1999 of $7,500,000 (excluding the Radio One transaction) which primarily represented increased valuation allowances for commercial loans.

Asset/Liability Management

Interest Rate Sensitivity

The Company, like other financial institutions, is subject to interest rate risk to the extent its interest-earning assets (consisting of medallion loans and commercial loans) reprice on a different basis over time in comparison to its interest-bearing liabilities (consisting primarily of credit facilities with bank syndicates, senior secured notes, and subordinated SBA debentures).

A relative measure of interest rate risk can be derived from the Company's interest rate sensitivity gap. The interest rate sensitivity gap represents the difference between interest-earning assets and interest-bearing liabilities, which mature and/or reprice within specified intervals of time. The gap is considered to be positive when repriceable assets exceed repriceable liabilities and negative when repriceable liabilities exceed repriceable assets. A relative measure of interest rate sensitivity is provided by the cumulative difference between interest sensitive assets and interest sensitive liabilities for a given time interval expressed as a percentage of total assets.

The Company's interest rate sensitive assets were $443,704,000 and interest rate sensitive liabilities were $487,285,000 at December 31, 2001. The one-year cumulative interest rate gap was negative $68,073,000 or 14% of interest rate sensitive assets.

Having interest-bearing liabilities that mature or reprice more frequently on average than assets may be beneficial in times of declining interest rates, although such an asset/liability structure may result in declining net earnings during periods of rising interest rates. Abrupt increases in market rates of interest may have an adverse impact on our earnings until we are able to originate new loans at the higher prevailing interest rates. Conversely, having interest-earning assets that mature or reprice more frequently on average than liabilities may be beneficial in times of rising interest rates, although this asset/liability structure may result in declining net earnings during periods of falling interest rates. This mismatch between maturities and interest rate sensitivities of our interest-earning assets and interest-bearing liabilities results in interest rate risk.

Management's Discussion and Analysis

The effect of changes in interest rates is mitigated by regular turnover of the portfolio. Based on past experience, the Company anticipates that approximately 40% of the portfolio will mature or be prepaid each year. The Company believes that the average life of its loan portfolio varies to some extent as a function of changes in interest rates. Borrowers are more likely to exercise prepayment rights in a decreasing interest rate environment because the interest rate payable on the borrower's loan is high relative to prevailing interest rates. Conversely, borrowers are less likely to prepay in a rising interest rate environment.

The following schedule of principal payments sets forth at December 31, 2001 the amount of interest-earning assets and interest-bearing liabilities maturing or repricing within the time periods indicated. The principal amount of medallion loans and commercial loans are assigned to the time frames in which such principal amounts are contractually obligated to be paid. The Company has not reflected an assumed annual prepayment rate for medallion loans or commercial loans in this table.

(Dollars in thousands)	*Less Than 1 Year*	*More Than 1 and Less Than 2 Years*	*More Than 2 and Less Than 3 Years*	*More Than 3 and Less Than 4 Years*	*More Than 4 and Less Than 5 Years*	*More Than 5 and Less Than 6 Years*	*Thereafter*	*Total*
Earnings Assets								
Medallion and commercial fixed-rate loans	$ 57,990	$ 54,545	$84,300	$ 56,423	$ 20,274	$ 1,887	$ 17,193	$292,612
Variable-rate loans	82,847	10,509	12,011	4,947	1,569	1,773	55,627	169,283
Cash	25,390	—	—	—	—		—	25,390
Total earning assets	166,227	65,054	96,311	61,370	21,843	3,660	72,820	487,285
Liabilities								
Bank loans	233,000	—	—	—	—		—	233,000
SBA debentures	1,300	—	—	3,040	5,750	11,270	22,485	43,845
Senior secured notes [1]	21,857	23,143	—	—	—		—	45,000
Total liabilities	256,157	23,143	—	3,040	5,750	11,270	22,485	321,845
Interest rate gap	(89,930)	41,911	96,311	58,330	16,093	(7,610)	50,335	$165,440
Cumulative interest rate gap	$(89,930)	$(48,019)	$48,292	$106,622	$122,715	$115,105	$165,440	$ —

(1) On March 29, 2002, the Company amended its agreements with the senior noteholders which, among other provisions, accelerated the maturity of the notes to June 30, 2003 from June 30, 2004 and September 30, 2004.

Interest Rate Cap Agreements

The Company seeks to manage the exposure of the portfolio to increases in market interest rates by entering into interest rate cap agreements to hedge a portion of its variable-rate debt against increases in interest rates and by incurring fixed-rate debt consisting primarily of subordinated SBA debentures and private term notes.

We entered into an interest rate cap agreement on a notional amount of $10,000,000 limiting our maximum LIBOR exposure on our revolving credit facility until June 24, 2002 to 7.25%.

Total premiums paid under the interest rate cap agreements have been expensed. The Company will seek to manage interest rate risk by originating adjustable-rate loans, by incurring fixed-rate indebtedness, by evaluating appropriate derivatives, pursuing securitization opportunities, and by other options consistent with managing interest rate risk.

In addition, the Company manages its exposure to increases in market rates of interest by incurring fixed-rate indebtedness, such as five year senior secured notes and ten year subordinated SBA debentures. The Company had outstanding $45,000,000 of senior secured notes at December 31, 2001, half of which were to mature June 1, 2004, with the balance maturing on September 1, 2004 at a fixed interest rate of 7.35% and SBA debentures in the principal amount of $43,845,000 with a weighted average interest rate of 6.96%. At December 31, 2001, these notes and debentures each constituted 14% of the Company's total indebtedness. On March 29, 2002, the Company amended its agreements with the senior noteholders which, among other provisions, accelerated the maturity of the notes to June 30, 2003 from June 30, 2004 and September 30, 2004.

Management's Discussion and Analysis

Liquidity and Capital Resources

Our sources of liquidity are credit facilities with bank syndicates, senior secured notes, long-term SBA debentures that are issued to or guaranteed by the SBA, loan amortization and prepayments, and participations of loan's with third parties. As a RIC, we distribute at least 90% of our investment company taxable income; consequently, we primarily rely upon external sources of funds to finance growth. At December 31, 2001, our $321,845,000 of outstanding debt was comprised as follows: 72% bank debt, at variable effective interest rates with an weighted average interest rate of 5.30%, 14% long-term senior secured notes fixed at an interest rate of 7.35%, and 14% subordinated SBA debentures with fixed-rates of interest with an annual weighted average rate of 7.54%. In May 2001, the Company applied for and received $72.0 million of additional funding with the SBA ($111,700,000 to be committed by the SBA in total for the Company, subject to the infusion of additional equity capital into the respective subsidiaries.) Since SBA financing subjects its recipients to certain regulations, the Company will seek funding at the subsidiary level to maximize its benefits.

Financing Arrangements

The Company's bank loan matured on November 5, 2001. In addition, MFC was in default under its bank loan and its senior secured notes. In April 2002, the Company and MFC obtained amendments to their bank loans and senior secured notes. The amendments, in general, changed the maturity dates of the loans and notes, modified the interest rates borne on the secured notes, required certain immediate, scheduled or other prepayments of the loans and notes and reductions in the commitments under the loans, required the Company or MFC to engage or seek to engage in certain asset sales, instituted additional operating restrictions and reporting requirements. As modified by the amendments, the scheduled amortization on the lines of credit and secured notes are as follows:

		Maturity					
	Principal outstanding at December 31, 2001	*Payments from January 1, 2002 – March 31, 2002*	*April, 2002*	*May, 2002*	*Monthly from July 2002 – May 2003*	*June, 2003*	*Principal outstanding at and after June 30, 2003*
Medallion Financial loans	$ 85,000,000	$13,711,270	$ 5,000,000	$66,288,730	$ —	$ —	$—
MFC loans	148,000,000	—	—	—	6,166,667	80,166,663	—
MFC loans senior secured notes	45,000,000	1,000,000	13,143,125	—	1,285,703	16,714,142	—
Total	$278,000,000	$14,711,270	$18,143,125	$66,288,730	$7,452,370	$96,880,805	$—

In addition to the changes in maturity (acceleration of maturity dates in the case of MFC), the interest rates on the Company's bank loan and MFC's secured notes were increased, and additional fees were charged to renew and maintain the facilities and notes. The recent amendments contain substantial limitations on our ability to operate and in some cases require modifications to our previous normal course of operations. Covenants restricting investment in the Media and BLL subsidiaries, elimination of various intercompany balances between affiliates, limits on the amount and timing of dividends, and continuation of the prior financial and operating covenants were all tightened as a condition of renewal.

While we have experienced difficulty complying with the restrictive covenants under our existing agreements, the Company believes it will be able to comply with all provisions of the amended agreements, including the accelerated maturity schedule. As of March 29, 2002, the Company had $29,000,000 of cash on hand. We may need to sell assets to meet the amortization requirements under these amendments. While we fully intend to comply with the covenants in recent amendments, we have failed to comply with similar covenants in our existing agreements. We are currently exploring refinancing options which would replace our obligations under the Company and MFC loans and the senior secured notes. We have signed a non-binding preliminary term sheet and we are currently engaged in discussions, and have received a proposal from, a nationally known asset-based lender to provide a refinancing for the obligations owed under our secured notes and bank loans. The proposed financing would enable the Company to refinance its existing indebtedness and provide additional capital with longer maturities, but there can be no assurance that such financing will be obtained, the date that it will be obtained or whether such financing would provide more operating flexibility than is provided under our current credit agreements. The failure to obtain such financing or alternative financing on a timely basis could have a material adverse effect on the Company. In addition, the Company is actively pursuing other financing options for individual subsidiaries with alternate financing sources, and is continuing the ongoing program of loan participations and sales to provide additional sources of funds for both external expansion and continuation of internal growth. The Company has also received non-binding preliminary proposals from other nationally recognized lenders to refinance certain subsidiaries of the Company. Furthermore, the Company is considering the possibility of submitting an application to receive a bank charter, which if granted, would permit the Company to receive deposits insured by the Federal Deposit Insurance Corporation. The Company has held meetings with the relevant regulatory bodies in connection with such an application. There can be no assurances that such financings will be obtained or that any application related to a bank charter would be approved. The Company believes that its credit facilities with the SBA and cash flow from operations (after distributions to stockholders) will be adequate to fund the continuing operation of the Company.

As a result of the recent amendments to the bank loans and senior secured notes, the Company's cost of funds will increase in 2002 until the debts mature and are paid off. As noted above, the amendments entered into during 2002 to the Company's bank loans and senior secured notes involved changes, and in some cases increases, to the interest rates payable thereunder. In addition, during events of default, the interest rate borne on the bank loans is based upon a margin over the prime rate rather than LIBOR. The bank loans are priced on a grid depending on leverage and were at LIBOR plus 325 basis points for the Company and LIBOR plus 250 basis points for MFC as of April 1, 2002. The senior secured notes adjusted to 8.35% effective March 29, 2002, and thereafter adjust upwards an additional 50 basis points on a quarterly basis until maturity. In addition to the interest rate charges, $1,654,000 has been incurred for attorneys and other professional advisors, most working on behalf of the lenders, which generally will be expensed over the remaining lives of the related debt outstanding.

We are a party to three financing agreements: 1) the Second Amended and Second Amended and Restated Loan Agreement, dated as of September 22, 2000, among the Company, Medallion Business Credit, LLC and the parties thereto (the Company Bank Loan); 2) the Amended and Restated Loan Agreement, dated as of December 24, 1997, as amended, among MFC and the parties thereto (the MFC Bank Loan); and 3) the Note Purchase Agreements, each dated as of June 1, 1999, as amended, between the Company and the note purchasers thereto (the MFC Note Agreements).

In the fourth quarter of 2001, the Company Bank Loan matured, and MFC was in default under both the MFC Bank Loan and the MFC Note Agreements. In 2002, the Company and MFC entered into amendments to such agreements. In addition to imposing maturities and scheduled amortization requirements, the amendments also instituted various other prepayment requirements: (a) the Company is required to repay to MFC an intercompany receivable in excess of $8 million by May 15, 2002, and (b) MFC is required to use its best efforts to sell a portion its laundromat and dry cleaning loans in its commercial loan portfolio by May 31, 2002, and its Chicago Yellow Cab loan portfolio before November 1, 2002. The proceeds from these repayments and sales must be used to repay the Company's or MFC's indebtedness, as applicable. In addition, the amendments require MFC to further amend the MFC Note Agreements and the MFC Bank Loan to provide for periodic prepayments of the indebtedness thereunder out of excess cash flow.

The Company Bank Loan, MFC Bank Loan, and the MFC Note Agreements contain substantial limitations on our ability to operate and in some cases require modifications to our previous normal course of operations. Under all of the agreements, if our outstanding debt exceeds the borrowing base, as defined in each agreement, then we must repay the outstanding indebtedness that exceeds the borrowing base within five business days. The agreements, collectively, also contain financial covenants, including a maximum consolidated leverage ratio, maximum combined leverage ratio, minimum EBIT to interest expense ratio, minimum asset quality ratio, minimum tangible net worth and maximum losses of Media. The agreements also impose limitations on ability to incur liens and indebtedness, merge, consolidate, sell or transfer asset, loan and invest in third parties and our subsidiaries, repurchase or redeem stock, purchase portfolios, acquire other entities, amend certain material agreements, make capital expenditures, have outstanding intercompany receivables and securitize our assets. They prohibit (a) the Company and MFC from paying dividends prior to July 1, 2002, (b) MFC from paying more than $2 million of dividends between July 1, 2002 and September 12, 2002 and (c) the Company from paying dividends after September 12, 2002 unless it certifies that it will be in pro forma compliance with amortization requirements for the remainder of 2002 after paying the dividend. Lastly, the agreements limit the amount of investments we can make in our subsidiaries and the creation of new subsidiaries.

The Company paid amendment fees of $255,000, and MFC paid amendment fees of $478,000 and is obligated to pay an additional amendment fee on June 28, 2002 equal to 0.20% of the amount outstanding under the MFC Bank Loan and the MFC Note Agreements. Additionally,under the MFC Note Agreements and MFC Bank Loan, MFC is obligated to pay the lenders and note holders an aggregate monthly fee of $25,000 commencing on June 30, 2002 and increasing by $25,000 each month.

Management's Discussion and Analysis

We are currently engaged in discussions, and have received a proposal from, a nationally known asset based lender to provide a refinancing for the obligations owed under our term loan and revolving credit agreement, but there can be no assurance that such financing will be obtained, the date that it will obtained or whether such financing would provide more operating flexibility than is provided under our current credit agreements.

The Company values its portfolio at fair value as determined in good faith by the Company's Board of Directors in accordance with the Company's valuation policy. Unlike banks, the Company is not permitted to provide a general reserve for anticipated loan losses. Instead, the Company must value each individual investment and portfolio loan on a quarterly basis. The Company will record unrealized depreciation on investments and loans when it believes that an asset has been impaired and full collection of the loan is unlikely. The Company will record unrealized appreciation on equities if it has a clear indication that the underlying portfolio company has appreciated in value and, therefore, the Company's security has also appreciated in value. Without a readily ascertainable market value, the estimated value of the Company's portfolio of investments and loans may differ significantly from the values that would be placed on the portfolio if there existed a ready market for the investments. The Company adjusts quarterly the valuation of the portfolio to reflect the Board of Directors' estimate of the current fair value of each investment in the portfolio. Any changes in estimated fair value are recorded in the Company's statement of operations as "Net unrealized gains (losses)."

In addition, the illiquidity of our loan portfolio and investments may adversely affect our ability to dispose of loans at times when it may be advantageous for us to liquidate such portfolio or investments. In addition, if we were required to liquidate some or all of the investments in the portfolio, the proceeds of such liquidation may be significantly less than the current value of such investments. Because we borrow money to make loans and investments, our net operating income is dependent upon the difference between the rate at which we borrow funds and the rate at which we invest these funds. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our interest income. In periods of sharply rising interest rates, our cost of funds would increase, which would reduce our net operating income before net realized and unrealized gains. We use a combination of long-term and short-term borrowings and equity capital to finance our investing activities. Our long-term fixed-rate investments are financed primarily with short term floating rate debt, and to a lesser extent with long-term fixed-rate debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. The Company has analyzed the potential impact of changes in interest rates on interest income net of interest expense. Assuming that the balance sheet were to remain constant and no actions were taken to alter the existing interest rate sensitivity, a hypothetical immediate 1% change in interest rates would have affected net increase (decrease) in assets by less than 1% over a six month horizon. Although management believes that this measure is indicative of the Company's sensitivity to interest rate changes, it does not adjust for potential changes in credit quality, size and composition of the assets on the balance sheet and other business developments that could affect net increase (decrease) in assets. Accordingly, no assurances can be given that actual results would not differ materially from the potential outcome simulated by this estimate.

On November 22, 2000, Fitch IBCA placed Medallion's "BBB" senior secured debt rating and "F2" secured commercial paper rating on negative watch. In addition, in December 2000, the Company's other rating agency, Thompson's Bankwatch, was acquired by Fitch IBCA, leaving it with only one commercial paper rating. Primarily as a result of these factors, a substantial portion of the Company's commercial paper did not rollover and has subsequently been replaced by Company's bank facility. On January 18, 2001, Fitch IBCA lowered our senior secured debt rating and secured commercial paper rating to "BB+" and "B", respectively, and removed them from negative watch. During the third quarter 2001 the commercial paper program matured and was terminated.

During the second and third quarters, the Company completed an equity offering of 3,660,000 common shares at $11 per share raising over $40,000,000 of additional capital. The Company continues to work with investment banking firms to investigate the viability of a number of other financing options which include, among others, the sale or spin off certain assets or divisions, and the development of a securitization conduit program. These financing options would also provide additional sources of funds for both external expansion and continuation of internal growth. If none of these financing options occur, management believes liquidity would still be adequate to fund the continuing operations of the Company's loan portfolio and advertising businesses.

The following table illustrates sources of available funds for the Company and each of the subsidiaries, and amounts outstanding under credit facilities and their respective end of period weighted average interest rate at December 31, 2001:

Management's Discussion and Analysis

(Dollars in thousands)	*Medallion Financial*	*MFC*	*BLL*	*MCI*	*MBC*	*FSVC*	*Total*
Cash	$ 4,300	$ 6,616	$480	$ 8,209	$ 2,403	$ 3,401	$ 25,409
Bank loans [1]	110,000	208,000	—	—	—	—	$318,000
Amounts outstanding	85,000	148,000	—	—	—	—	$233,000
Average interest rate	6.25%	4.75%	—	—	—	—	5.30%
Maturity	11/5/01	6/30/02	—	—	—	—	11/01-6/02
SBA debentures [2]	—	—	—	46,500	—	46,860	$93,360
Amounts available	—	—	—	21,000	—	28,515	$ 49,515
Amounts outstanding	—	—	—	25,500	—	18,345	$ 43,845
Average interest rate	—	—	—	6.63%	—	7.41%	6.96%
Maturity	—	—	—	3/06-12/11	—	12/02-9/11	12/02-12/11
Senior secured notes [3]	—	45,000	—	—	—	—	$ 45,000
Average interest rate	—	7.35%	—	—	—	—	7.35%
Maturity	—	6/04-9/04	—	—	—	—	6/04-9/04
Total cash and amounts undisbursed under credit facilities	$ 4,300	$ 6,616	$480	$29,209	$ 2,403	$31,916	$ 74,924
Total debt outstanding	$85,000	$193,000	—	$25,500	—	$18,345	$321,845

(1) Subsequent to December 31, 2001, the agreements providing lines of credit for the Company and MFC were amended to (a) provide, with respect to the Company lines of credit, for a May 15, 2002 maturity date, with commitment reductions to approximately $76,000,000, $71,000,000, and $61,000,000 on March 1, 2002, April 1, 2002 and May 1, 2002; and (b) provide, with respect to the bank loan, for a June 28, 2002 maturity date (subject to conversion of amounts outstanding on June 28, 2002 into a one year term loan) with a commitment reduction to $150,000,000 on April 1, 2002.

(2) The remaining amounts under the approved commitment from the SBA may be drawn down over a five year period ending May, 2006, upon submission of a request for funding by the Company and its subsequent acceptance by the SBA.

(3) In connection with the maturity of the revolving line described in (1) above, the terms of the senior secured notes were renegotiated on March 29, 2002, generally providing for $13,000,000 of principal payments, higher levels of interest, and accelerated final maturities of June 30, 2003 from June and September 2004 (as well as required scheduled amortization and asset sales).

Loan amortization, prepayments, and sales also provide a source of funding for the Company. Prepayments on loans are influenced significantly by general interest rates, medallion loan market rates, economic conditions, and competition. Medallion loan prepayments have slowed since early 1994, initially because of increases, and then stabilization, in the level of interest rates, and more recently because of an increase in the percentage of medallion loans, which are refinanced with the Company rather than through other sources of financing. Loan sales are a major focus of the SBA Section 7(a) loan program conducted by BLL, which is primarily set up to originate and sell loans. Increases in SBA 7(a) loan balances in any given period generally reflect timing differences in selling and closing transactions.

On June 1, 1999, MFC issued $22.5 million of Series A senior secured notes that mature on June 1, 2004, and on September 1, 1999, MFC issued $22.5 million of Series B senior secured notes that mature on September 1, 2004 (together, the Notes). The Notes bear a fixed rate of interest of 7.35% and interest is paid quarterly in arrears. The Notes rank pari passu with the revolvers and commercial paper through inter-creditor agreements. The proceeds of the Notes were used to prepay certain of the Company's outstanding SBA debentures. See also description of amendments referred to above.

Media funds its operations through internal cash flow and inter-company debt. Media is not a RIC and, therefore, is able to retain earnings to finance growth. Media's growth prospects are currently constrained by the operating environment and distressed advertising market that resulted from September 11th and the economic downturn, which has resulted in operating losses and reduced cash flow, as well as restrictions on funding that can be provided by the Company in accordance with the terms of the bank loans. Media has developed an operating plan to fund only necessary operations out of available cash flow and to escalate its sales activities to generate new revenues. Although there can be no assurances, Media and the Company believe that this plan will enable Media to weather this downturn in the advertising cycle and maintain operations at existing levels until such times as business returns to historical levels.

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 142, Goodwill and Other Intangible Assets, requiring that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually, effective for fiscal years beginning after December 15, 2001.

Management's Discussion and Analysis

In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which establishes an accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions, effective for fiscal years beginning after December 15, 2001.

The Company is evaluating the impact from adoption of these accounting standards. At December 31, 2001, the Company had $5,008,000 of goodwill on its consolidated balance sheet and $2,100,000 recorded on the balance sheet of Media, its wholly-owned subsidiary that will be subject to the asset impairment review required by SFAS 142.

Important Factors Relating to Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in such statements. In connection with certain forward-looking statements contained in this Form 10-K and those that may be made in the future by or on behalf of the Company, the Company notes that there are various factors that could cause actual results to differ materially from those set forth in any such forward-looking statements. The forward-looking statements contained in this Form 10-K were prepared by management and are qualified by, and subject to, significant business, economic, competitive, regulatory and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of the Company. Accordingly, there can be no assurance that the forward-looking statements contained in this Form 10-K will be realized or that actual results will not be significantly higher or lower. The statements have not been audited by, examined by, compiled by or subjected to agreed-upon procedures by independent accountants, and no third-party has independently verified or reviewed such statements. Readers of this Form 10-K should consider these facts in evaluating the information contained herein. In addition, the business and operations of the Company are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements contained in this Form 10-K. The inclusion of the forward-looking statements contained in this Form 10-K should not be regarded as a representation by the Company or any other person that the forward-looking statements contained in this form 10-K will be achieved. In light of the foregoing, readers of this Form 10-K are cautioned not to place undue reliance on the forward-looking statements contained herein. These risks and others that are detailed in this Form 10-K and other documents that the Company files from time to time with the Securities and Exchange Commission, including quarterly reports on Form 10-Q and any current reports on Form 8-K must be considered by any investor or potential investor in the Company.

Consolidated Statements of Operations

For the years ended	December 31, 2001	December 31, 2000	December 31, 1999
Investment income			
Interest income on investments	**$41,369,812**	$55,014,780	$43,756,156
Interest income on short-term investments	**707,331**	341,245	319,972
Total investment income	**42,077,143**	55,356,025	44,076,128
Interest expense			
Notes payable to bank	**19,626,805**	14,034,234	9,143,232
Senior secured notes	**3,336,396**	3,287,459	1,512,684
SBA debentures	**2,322,702**	1,794,081	3,160,314
Commercial paper	**199,351**	9,827,886	7,171,459
Total interest expense	**25,485,254**	28,943,660	20,987,689
Net interest income	**16,591,889**	26,412,365	23,088,439
Non interest income			
Gain on sale of loans	**1,511,112**	2,813,900	3,014,478
Equity in losses of Media	**(3,374,955)**	(421,155)	(214,314)
Accretion of negative goodwill	**—**	350,516	722,400
Other income	**2,105,158**	3,377,829	2,245,766
Total non interest income	**241,315**	6,121,090	5,768,330
Non interest expense			
Salaries and benefits	**9,420,716**	10,511,506	9,638,679
Professional fees	**2,259,901**	2,604,456	1,860,734
Amortization of goodwill	**652,735**	540,380	530,097
Administration and advisory fees	**5,017**	111,841	245,332
Merger related expense	**—**	1,444,513	—
Other operating expense	**5,413,980**	8,236,119	5,724,832
Total non interest expense	**17,752,349**	23,448,815	17,999,674
Net investment income (loss) before income taxes	**(919,145)**	9,084,640	10,857,095
Income tax provision (benefit)	**(16,485)**	(181,373)	48,839
Net investment income (loss) after income taxes	**(902,660)**	9,266,013	10,808,256
Increase in net unrealized appreciation (depreciation) on investments	**(140,477)**	2,158,515	(12,259,566)
Net realized gain (loss) on investments	**(3,015,476)**	(3,883,840)	22,545,017
Net increase (decrease) in net assets resulting from operations	**$ (4,058,283)**	$ 7,540,688	$21,093,707
Net increase (decrease) in net assets resulting from operations per common share			
Basic	**$ (0.24)**	$ 0.52	$ 1.45
Diluted	**(0.24)**	0.52	1.44
Dividends declared per share	**$ 0.38**	$ 1.19	$ 1.27
Weighted average common shares outstanding			
Basic	**16,582,179**	14,536,942	14,515,660
Diluted	**16,582,179**	14,576,183	14,620,437

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

	December 31, 2001	December 31, 2000
Assets		
Investments:		
Medallion loans	**$252,674,634**	$299,302,548
Commercial loans	**199,328,787**	212,721,373
Equity investments	**3,591,962**	2,129,685
Net investments	**455,595,383**	514,153,606
Investment in and loans to Media	**6,658,052**	1,856,421
Total investments	**462,253,435**	516,010,027
Cash	**25,409,058**	15,652,878
Accrued interest receivable	**3,989,989**	8,701,981
Servicing fee receivable	**3,575,079**	6,632,516
Fixed assets, net	**1,933,918**	2,050,808
Goodwill, net	**5,007,583**	5,650,045
Other assets, net	**5,586,720**	6,016,747
Total assets	**$507,755,782**	$560,715,002
Liabilities		
Accounts payable and accrued expenses	**$ 7,105,309**	$ 7,723,812
Dividends payable	**1,643,656**	5,244,281
Accrued interest payable	**2,138,240**	3,887,589
Commercial paper	**—**	24,066,269
Notes payable to banks	**233,000,000**	305,700,000
Senior secured notes	**45,000,000**	45,000,000
SBA debentures payable	**43,845,000**	21,360,000
Total liabilities	**332,732,205**	412,981,951
Shareholders' Equity		
Preferred Stock (1,000,000 shares of $0.01 par value stock authorized — none outstanding)	**—**	—
Common stock (50,000,000 shares of $0.01 par value stock authorized)	**182,421**	145,467
Capital in excess of par value	**184,486,259**	146,379,377
Accumulated undistributed net investment (loss) income	**(9,645,103)**	1,208,207
Total shareholders' equity	**175,023,577**	147,733,051
Total liabilities and shareholders' equity	**$507,755,782**	$560,715,002
Number of common shares outstanding	**18,242,035**	14,546,637
Net asset value per share	**$ 9.59**	$ 10.16

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2001, 2000, and 1999	*Common Stock*		*Capital in Excess Of Par Value*	*Accumulated Undistributed Net Investment Income*
	# of Shares	*Amount*		
Balance at December 31, 1998	14,511,379	$145,114	$145,996,289	$ 8,332,557
Exercise of stock options	10,665	107	110,518	
Net increase in net assets resulting from operations	—	—	—	21,093,707
Dividends declared on common stock ($1.27 per share)	—	—	—	(18,368,455)
SOP 93-2 reclassification	—	—	529,289	(529,289)
Balance at December 31, 1999	14,522,044	145,221	146,636,096	10,528,520
Exercise of stock options	19,001	190	185,805	—
Issuance of common stock	5,592	56	91,944	—
Net increase in net assets resulting from operations	—	—	—	7,540,688
Dividends declared on common stock ($1.19 per share)	—	—	—	(17,395,469)
SOP 93-2 reclassification	—	—	(534,468)	534,468
Balance at December 31, 2000	14,546,637	145,467	146,379,377	1,208,207
Exercise of stock options	34,000	340	373,660	—
Issuance of common stock, net	3,661,398	36,614	37,364,863	—
Net decrease in net assets resulting from operations	—	—	—	(4,058,283)
Dividends declared on common stock ($0.38 per share)	—	—	—	(6,426,668)
SOP 93-2 reclassification	—	—	368,359	(368,359)
Balance at December 31, 2001	**18,242,035**	**$182,421**	**$184,486,259**	**$ (9,645,103)**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended	December 31, 2001	December 31, 2000	December 31, 1999
Cash Flows from Operating Activities			
Net increase (decrease) in net assets resulting from operations	**($4,058,283)**	$ 7,540,688	$ 21,093,707
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by operating activities:			
Depreciation and amortization	**610,447**	973,010	721,160
Amortization of goodwill	**652,735**	540,380	530,097
Amortization of origination costs	**1,595,237**	1,116,223	971,091
Accretion of negative goodwill	**—**	(350,516)	(722,400)
Increase in net unrealized (appreciation) depreciation	**140,477**	(2,158,515)	12,259,566
Net realized (gain) loss on investments	**3,015,146**	3,883,840	(22,545,017)
Net realized gain on sales of loans	**(1,511,112)**	(2,813,900)	(3,014,478)
Equity in losses of Media	**3,374,955**	421,155	214,314
(Increase) in valuation of collateral appreciation participation loans and servicing fee receivable	**5,157,750**	3,100,000	—
Decrease (increase) in accrued interest receivable	**1,611,992**	(330,616)	(1,307,617)
Decrease (increase) in receivable from sale of loans	**—**	10,563,503	(993,514)
Decrease (increase) in servicing fee receivable	**999,687**	(1,753,733)	(2,588,480)
Decrease (increase) in other assets, net	**419,754**	(2,770,788)	(39,381)
(Decrease) increase in accounts payable and accrued expenses	**(618,504)**	(1,744,426)	3,301,974
(Decrease) increase in accrued interest payable	**(1,749,349)**	(94,069)	1,374,721
Net cash provided by operating activities	**9,640,932**	9,922,236	9,255,743
Cash Flows from Investing Activities			
Originations of investments	**(134,753,029)**	(197,512,295)	(303,335,260)
Proceeds from sales and maturities of investments	**190,071,504**	172,898,238	234,305,172
Investments in and loans to Media, net	**(8,176,586)**	2,072,075	559,696
Capital expenditures	**(493,556)**	(626,169)	(1,117,474)
Net cash provided by (used for) investing activities	**46,648,333**	(23,168,151)	(69,587,866)
Cash Flows from Financing Activities			
Proceeds from issuance of (repayment of) notes payable to banks	**(72,700,000)**	110,250,000	74,850,000
Proceeds from issuance of senior secured notes	**—**	—	45,000,000
Net repayment of commercial paper	**(24,066,269)**	(69,917,523)	(9,097,993)
Proceeds from the issuance of (repayment of) notes payable to SBA	**22,485,000**	(1,410,000)	(32,590,000)
Proceeds from exercise of stock options	**374,000**	185,995	110,625
Payment of declared dividends to current shareholders	**(10,027,293)**	(17,760,963)	(17,523,363)
Proceeds from issuance of common stock	**37,401,477**	92,000	—
Net cash provided by (used for) financing activities	**(46,533,085)**	21,439,509	60,749,269
Net Increase in Cash	**9,756,180**	8,193,594	417,146
Cash, beginning of year	**15,652,878**	7,459,284	7,042,138
Cash, end of year	**$25,409,058**	$15,652,878	$ 7,459,284
Supplemental Information			
Cash paid during the year for interest	**$26,996,009**	$29,037,729	$19,609,865
Cash paid during the year for income taxes	**—**	—	43,877

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1: Organization of Medallion Financial Corp. and Its Subsidiaries

Medallion Financial Corp. (the Company) is a closed-end management investment company organized as a Delaware corporation. The Company has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the 1940 Act). The Company conducts its business through various wholly owned subsidiaries including its primary operating company, Medallion Funding Corp. (MFC). As an adjunct to the Company's taxicab medallion finance business, the Company operates a taxicab rooftop advertising business, Medallion Taxi Media, Inc. (Media). (See Note 5)

The Company also conducts its business through Business Lenders, LLC (BLL), licensed under the Small Business Administration (SBA) section 7(a) program, Medallion Business Credit LLC (MBC), an originator of loans to small businesses for the purpose of financing inventory and receivables, Medallion Capital, Inc. (MCI) which conducts a mezzanine financing business, and Freshstart Venture Capital Corp. (FSVC), a Small Business Investment Company (SBIC) which also originates and services medallion and commercial loans.

Note 2: Effect of New York City Terrorist Attacks and Economic Recession on Company Operations

The terrorist attacks on New York City on September 11, 2001, created a tremendous amount of actual and collateral damage to the City, and to the people and businesses who live, work, and operate there. Thankfully, the Company and its employees were not directly impacted in a material way; however, indirectly there were repercussions on certain customers. The slowdown in traffic, tourism, and other personal concerns resulted in initial operating problems for certain of our medallion individual and fleet customers. We have worked with the borrowers to modify payment terms and establish a plan to enable these customers to again become current. There have been no reductions in New York City medallion values as a result of this event during 2001. The commercial lending side of the business also has several borrowers who were affected by this event. The taxi top advertising business, many of whose ads are from Broadway shows, suffered short term contract cancellations from these and other customers which reduced gross revenue by approximately $934,000 during 2001.

The attacks also further exacerbated the recessionary trends, which had become more apparent as 2001 unfolded. The effects of a general economic slowdown has impacted the Company as evidenced by an increase in delinquencies and nonperforming loans, increased prepayment activity as borrowers sought lower rate financing with the Company or other lenders, and stresses on medallion and other collateral values, primarily in Chicago, and by reduced levels of advertising in Media.

As a result of the above, the Company reassessed the loss potential on the loan portfolio, servicing asset, and other receivables which resulted in charges of $11,300,000 in the 2001 third quarter to provide reserves against or writedown the values of these assets which were impacted by the attacks and the recession in the economy. These charges included $4,050,000 related to the reversal of additional interest income related to collateral appreciation participation loans whose underlying collateral value dropped significantly during the quarter, $3,300,000 for additional unrealized depreciation on the investment portfolio, $2,050,000 to writedown the value of the servicing asset, primarily related to increased levels of prepayment activity, $1,350,000 related to the establishment of a reserve against a deferred tax asset in Media resulting from increased tax losses and tax loss carry back limitations, and $550,000 for the write-off of previously capitalized transaction costs for transactions which were no longer expected to close.

The Company's bank loan matured on November 5, 2001. In addition, MFC was in default under its bank loan and its senior secured notes. In April 2002, the Company and MFC obtained amendments to their bank loans and senior secured notes. The amendments, in general, changed the maturity dates of the loans and notes, modified the interest rates borne on the loans and the secured notes, required certain immediate, scheduled or other prepayments of the loans and notes and reductions in the commitments under the loans, required the Company or MFC to engage or seek to engage in certain asset sales, instituted additional operating restrictions and reporting requirements. As modified by the amendments, the scheduled amortization on the loans and secured notes are as follows:

The terms and maturities were changed from the prior agreement and are as follows:

		Maturity					
	Principal outstanding at December 31, 2001	*Payments from January 1, 2002 – March 31, 2002*	*April, 2002*	*May, 2002*	*Monthly from July 2002 – May 2003*	*June, 2003*	*Principal outstanding at and after June 30, 2003*
Medallion Financial loans	$ 85,000,000	$13,711,270	$ 5,000,000	$66,288,730	$ —	$ —	$—
MFC loans	148,000,000	—	—	—	6,166,667	80,166,663	—
MFC loans senior secured notes	45,000,000	1,000,000	13,143,125	—	1,285,703	16,714,142	—
Total	$278,000,000	$14,711,270	$18,143,125	$66,288,730	$7,452,370	$96,880,805	$—

Notes to Consolidated Financial Statements

In addition to the changes in maturity (acceleration of maturity dates in the case of MFC), the interest rates on the Company's bank loan and MFC's secured notes were increased, and additional fees were charged to renew and maintain the facilities and notes. The recent amendments contain substantial limitations on our ability to operate and in some cases require modifications to our previous normal course of operations.. Covenants restricting investment in the Media and BLL subsidiaries, elimination of various intercompany balances between affiliates, limits on the amount and timing of dividends, and continuation of the prior financial and operating covenants were all tightened as a condition of renewal.

While we have experienced difficulty complying with the restrictive covenants under our existing agreements, the Company believes it will be able to comply with all provisions of the amended agreements, including the accelerated maturity schedule. As of March 29, 2002, the Company had $29,000,000 of cash on hand. We may need to sell assets to meet the amortization requirements under these amendments. While we fully intend to comply with the covenants in recent amendments, we have failed to comply with similar covenants in our existing agreements. We are currently exploring refinancing options which would replace our obligations under the Company and MFC loans and the senior secured notes. We have signed a non-binding preliminary term sheet and we are currently engaged in discussions, and have received a proposal from, a nationally known asset-based lender to provide a refinancing for the obligations owed under our secured notes and bank loans. The proposed financing would enable the Company to refinance its existing indebtedness and provide additional capital with longer maturities, but there can be no assurance that such financing will be obtained, the date that it will be obtained or whether such financing would provide more operating flexibility than is provided under our current credit agreements. The failure to obtain such financing or alternative financing on a timely basis could have a material adverse effect on the Company. In addition, the Company is actively pursuing other financing options for individual subsidiaries with alternate financing sources, and is continuing the ongoing program of loan participations and sales to provide additional sources of funds for both external expansion and continuation of internal growth. The Company has also received non-binding preliminary proposals from other nationally recognized lenders to refinance certain subsidiaries of the Company. Furthermore, the Company is considering the possibility of submitting an application to receive a bank charter, which if granted, would permit the Company to receive deposits insured by the Federal Deposit Insurance Corporation. The Company has held meetings with the relevant regulatory bodies in connection with such an application. There can be no assurances that such financings will be obtained or that any application related to a bank charter would be approved. The Company believes that its credit facilities with the SBA and cash flow from operations (after distributions to stockholders) will be adequate to fund the continuing operation of the Company's loan portfolio and advertising business.

Note 3: Summary of Significant Accounting Policies

Use of Estimates

The accounting and reporting policies of the Company conform with generally accepted accounting principles and general practices in the investment company industry. The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reporting and disclosure of assets and liabilities, including those that are of a contingent nature, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, except for Media. All significant intercompany transactions, balances, and profits have been eliminated in consolidation. The consolidated statements give retroactive effect to the merger with FSVC retroactively combined with the Company's financial statements as if the merger had occurred at the beginning of the earliest period presented.

All significant intercompany transactions, balances, and profits have been eliminated in the use of the equity method. As a non-investment company, Media cannot be consolidated with the Company, which is an investment company under the 1940 Act. See Note 5 for the presentation of financial information for Media.

Investment Valuation

The Company's loans, net of participations and any unearned discount, are considered investments under the 1940 Act and are recorded at fair value. Loans are valued at cost less unrealized depreciation. Since no ready market exists for these loans, the fair value is determined in good faith by the Board of Directors. In determining the fair value, the Company and Board of Directors consider factors such as the financial condition of the borrower, the adequacy of the collateral, individual credit risks, historical loss experience and the relationships between current and projected market rates and portfolio rates of interest and maturities.

Investments in equity securities and stock warrants are recorded at fair value, represented as cost, plus or minus unrealized appreciation or depreciation, respectively. The fair value of investments that have no ready market, are determined by the Board of Directors based upon assets and revenues of the underlying investee company as well as general market trends for businesses in the same industry.

Notes to Consolidated Financial Statements

Included in equity investments at December 31, 2001 are marketable and non-marketable securities of approximately $925,000 and $2,667,000, respectively. At December 31, 2000, the respective balances were approximately $1,490,000 and $640,000.

Because of the inherent uncertainty of valuations, the Board of Directors' estimates of the values of the investments may differ significantly from the values that would have been used had a ready market for the investments existed and the differences could be material.

The Company's investments consist primarily of long-term loans to persons defined by Small Business Administration (SBA) regulations as socially or economically disadvantaged, or to entities that are at least 50% owned by such persons. Approximately 56% and 58% of the Company's loan portfolio at December 31, 2001 and 2000, respectively, had arisen in connection with the financing of taxicab medallions, taxicabs, and related assets, of which 81% and 77%, respectively, are in New York City. These loans are secured by the medallions, taxicabs and related assets, and are personally guaranteed by the borrowers, or in the case of corporations, personally guaranteed by the owners. A portion of the Company's portfolio represents loans to various commercial enterprises, including finance companies, wholesalers, dry cleaners, restaurants, and real estate. These loans are secured by various equipment and/or real estate and are generally guaranteed by the owners, and in certain cases, by the equipment dealers. These loans are made primarily in the metropolitan New York City area. The remaining portion of the Company's portfolio is from the origination of loans guaranteed by the SBA under its Section 7(a) program, less the sale of the guaranteed portion of those loans. Funding for the Section 7(a) program depends on annual appropriations by the U.S. Congress.

Collateral Appreciation Participation Loans

During the 2000 first half, the Company originated collateral appreciation participation loans collateralized by Chicago taxi medallions of $29,800,000, of which $20,850,000 were syndicated to other financial institutions. In consideration for modifications from its normal taxi medallion lending terms, the Company offered loans at higher loan-to-value ratios and is entitled to earn additional interest income based upon any increase in the value of all $29,800,000 of the collateral. During 2001, the effect of the economic downturn began to stress the value of Chicago taxi medallions, which accelerated in the 2001 third quarter. As a result, the Company determined that the previously recorded appreciation was no longer supported by current Chicago medallion prices, and therefore adjusted the carrying values down, to their original face value of $8,950,000, which represented approximately 2% of its total investment portfolio. Additional interest income was reduced $3,100,000 for 2001, compared to increases of $3,100,000 and $0 for 2000 and 1999, and is reflected in investment income on the consolidated statements of operations and in accrued interest receivable on the consolidated balance sheets. As a regulated investment company, the Company is required to mark-to-market these investments on a quarterly basis, just as it does on all of its other investments. The Company feels that it has adequately calculated the fair market value on these investments in each accounting period, by relying upon information such as recent and historical medallion sale prices. The loans are due in March 2005, but may be prepaid at the borrowers option. If that occurs, the Company expects to refinance the loans with the existing borrower, including the syndicated portion, at that time at the rates and terms prevailing at that time.

Investment Transactions and Income Recognition

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment to the yield of the related loans. At December 31, 2001 and 2000, net origination costs totaled approximately $2,149,000 and $2,460,000. Amortization expense for the years ended December 31, 2001, 2000, and 1999 was approximately $1,595,000, $1,116,000, and $971,000.

Interest income is recorded on the accrual basis. Loans are placed on non-accrual status, and all uncollected accrued interest is reversed, when there is doubt as to the collectibility of interest or principal, or if loans are 90 days or more past due, unless management has determined that they are both well-secured and in the process of collection. Interest income on non-accrual loans is recognized when cash is received. At December 31, 2001 and 2000 total non-accrual loans were approximately $35,782,000 and $19,973,000. For the years ended December 31, 2001, 2000 and 1999 the amount of interest income on non accrual loans that would have been recognized if the loans had been paying in accordance with their original terms was approximately $3,737,000, $1,716,000, and $1,791,000.

Loan Sales and Servicing Fee Receivable

The Company currently accounts for its sales of loans in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125." SFAS 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities.

The principal portion of loans serviced for others by the Company was approximately $229,349,000 and $223,574,000, at December 31, 2001 and 2000.

Gain or losses on loan sales are primarily attributable to the sale of commercial loans which have been at least partially guaranteed by the SBA. The Company recognizes gains or losses from the sale of the SBA-guaranteed portion of a loan at the date of the sales agreement when control of the future economic benefits embodied in the loan is surrendered. The gains are calculated in accordance with SFAS 140, which requires that the gain on the sale of a portion of a loan be based on the relative fair values of the loan sold and the loan retained. The gain on loan sales is due to the differential between the carrying amount of the portion of loans sold and the sum of the cash received and the servicing fee receivable. The servicing fee receivable represents the present value of the difference between the servicing fee received by the Company (generally 100 to 400 basis points) and the Company's servicing costs and normal profit, after considering the estimated effects of prepayments and defaults over the life of the servicing agreement. In connection with calculating the servicing fee receivable, the Company must make certain assumptions including the cost of servicing a loan including a normal profit, the estimated life of the underlying loan that will be serviced, and the discount rate used in the present value calculation. The Company considers 40 basis points to be its cost plus a normal profit and uses the note rate plus 100 basis points for loans with an original maturity of ten years or less and the note rate plus 200 basis points for loans with an original maturity of greater than ten years as the discount rate. The note rate is generally the prime rate plus 2.75%.

The servicing fee receivable is amortized as a charge to loan servicing fee income over the estimated lives of the underlying loans using the effective interest rate method. The Company reviews the carrying amount of the servicing fee receivable for possible impairment by stratifying the receivables based on one or more of the predominant risk characteristics of the underlying financial assets. The Company has stratified its servicing fee receivable into pools by period of creation, generally one year, and the term of the loan underlying the servicing fee receivable. If the estimated present value of the future servicing income is less than the carrying amount, the Company establishes an impairment reserve and adjusts future amortization accordingly. If the fair value exceeds the carrying value, the Company may reduce future amortization. The servicing fee receivable is carried at the lower of amortized cost or fair value. The carrying amount of the servicing fee receivable, net of reserves, at December 31, 2001 and 2000 was approximately $3,575,000 and $6,633,000. During the year ended December 31, 2001, the Company recognized a servicing fee receivable totaling $472,000 and had $1,300,000 of servicing fee receivable amortization.

The estimated net servicing income is based, in part, on management's estimate of prepayment speeds, including default rates, and accordingly, there can be no assurance of the accuracy of these estimates. If the prepayment speeds occur at a faster rate than anticipated, the amortization of the servicing assets will be accelerated and it's value will decline; and as a result, servicing income during that and subsequent periods would decline. If prepayments occur slower than anticipated, cash flows would exceed estimated amounts and servicing income would increase. The constant prepayment rates utilized by the Company in estimating the lives of the loans depend on the original term of the loan, industry trends, and the Company's historical data. During 2001, the Company began to experience an increase in prepayment activity and delinquencies. These trends continued to worsen during 2001, and as a result the Company revised its prepayment assumptions on certain loan pools from 15% to between 25% and 35%. This resulted in a $2,171,000 charge to operations, increasing the reserve for impairment of the servicing fee receivable during 2001. During 2000 and 1999, the Company used an estimated constant prepayment rate of 15%. The prepayment rate of loans may be affected by a variety of economic and other factors, including prevailing interest rates and the availability of alternative financing to borrowers. At December 31, 2001, the Company determined the fair value of its servicing fee receivable to be $3,706,000 using a present value of expected cash flows methodology.

The activity in the reserve for servicing fee receivable follows:

Year Ended December 31,	*2001*	*2000*	*1999*
Beginning Balance	**$ 205,000**	$ —	$ —
Additions charged to operations	**2,171,000**	205,000	—
Ending Balance	**$2,376,000**	$205,000	$ —

The Company also has the option to sell the unguaranteed portions of loans to third party investors. The gain or loss on such sales will be calculated in accordance with SFAS No. 140. The discount related to unguaranteed portions sold would be reversed and the Company would recognize a servicing fee receivable or liability based on servicing fees retained by the Company. The Company is required to retain at least 5% of the unguaranteed portion of SBA guaranteed loans. The Company had sales of unguaranteed portions of loans to third party investors of $0 and $2,500,000 for the years ended December 31, 2001 and 2000.

Unrealized Appreciation/(Depreciation) and Realized Gains/(Losses) on Investments

The change in unrealized appreciation/(depreciation) of investments is the amount by which the fair value estimated by the Company is greater/(less) than the cost basis of the investment portfolio. Realized gains or losses on investments are generated through sales of investments, foreclosure on specific collateral, and write-offs of loans or assets acquired in satisfaction of loans, net of recoveries. An analysis of the unrealized appreciation /(depreciation) and realized (gains) losses on investments for the years ended December 31, 2001 and 2000 is as follows:

Notes to Consolidated Financial Statements

	Loans	Equity Investments	Total
Balance, December 31, 1998	($2,164,292)	$4,853,976	$ 2,689,684
Change in unrealized:			
Appreciation on investments	—	12,966,343	12,966,343
Depreciation on investments	(7,208,586)	(208,853)	(7,417,439)
Realized:			
Gains on investments	—	(18,197,295)	(18,197,295)
Losses on investments	388,825	—	388,825
Balance, December 31, 1999	($8,984,053)	($585,829)	($9,569,882)
Change in unrealized:			
Appreciation on investments	412,807	200,000	612,807
Depreciation on investments	(636,367)	(20,767)	(657,134)
Realized:			
Gains on investments	(2,573)	(15,981)	(18,554)
Losses on investments	2,221,396		2,221,396
Balance, December 31, 2000	(6,988,790)	(422,577)	(7,411,367)
Change in unrealized:			
Appreciation on investments	—	2,937,051	2,937,051
Depreciation on investments	(6,495,139)	(915,492)	(7,410,631)
Realized:			
Gains on investments	(3,155)	—	(3,155)
Losses on investments	3,862,449	450,014	4,312,463
Other	(1,669)	76,256	74,587
Balance, December 31, 2001	**($9,626,304)**	**$2,125,252**	**($7,501,052)**

For the years ended December 31, 2001, 2000, and 1999, gross unrealized appreciation/(depreciation) and gross realized gains/(losses) were as follows:

	2001	2000	1999
Increase in net unrealized appreciation (depreciation) on investments			
Unrealized appreciation	**$ 2,937,051**	$ 612,807	$ 12,966,343
Unrealized depreciation	**(7,410,631)**	(657,134)	(7,417,439)
Realized gain	**(120,545)**	(18,554)	(18,197,295)
Realized loss	**4,432,851**	2,221,396	388,825
Other	**20,797**	—	—
Total	**$ (140,477)**	$2,158,515	$(12,259,566)
Net realized gain (loss) on investments			
Realized gain	**$ 1,127,593**	$ 273,676	$ 23,133,859
Realized loss	**(4,124,079)**	(4,157,516)	(588,842)
Direct charge-off	**(18,660)**	—	—
Total	**$(3,015,146)**	$(3,883,840)	$ 22,545,017

Goodwill

Cost of purchased businesses in excess of the fair value of net assets acquired (goodwill) is amortized on a straight-line basis over fifteen years. The excess of fair value of net assets over cost of businesses acquired (negative goodwill) was accreted on a straight-line basis over approximately four years. The Company reviews its goodwill for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable, and if appropriate, reduces the carrying amount through a charge to income. See Note 10 for additional information related to a new accounting pronouncement on goodwill.

Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and amortization, and are depreciated on a straight-line basis over their estimated useful lives of 5 to 10 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated economic useful life of the improvement. Depreciation and amortization expense for the years ended December 31, 2001, 2000, and 1999 was approximately $610,000, $973,000, and $721,000.

In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" which requires computer software costs associated with internal use software to be expensed as incurred unless certain capitalization criteria are met. Effective January 1, 1999, the Company capitalized eligible costs on a prospective basis and is amortizing these costs on a straight-line basis over the expected useful life of 3 to 5 years.

Deferred Costs

Deferred financing costs, included in other assets, represents costs associated with obtaining the Company's borrowing facilities, and is amortized over the lives of the related financing agreements. Amortization expense for the years ended December 31, 2001, 2000 and 1999 was approximately $555,000, $333,000, and $176,000. In addition, the Company capitalizes certain costs for transactions in the process of completion including those for acquisitions, and the sourcing of other financing alternatives. Upon completion or termination of the transaction, any amounts will be amortized against income over an appropriate period or capitalized as goodwill. The amounts on the balance sheet for all of these purposes as of December 31, 2001 and 2000 was $2,540,000 and $869,000.

Federal Income Taxes

The Company has elected to be treated for tax purposes as a regulated investment company (RIC) under the Internal Revenue Code of 1986, as amended (the Code). As a RIC, the Company will not be subject to US federal income tax on any investment company taxable income (which includes, among other things, dividends and interest reduced by deductible expenses) that it distributes to its stockholders if at least 90% of its investment company taxable income for that taxable year is distributed. It is the Company's policy to comply with the provisions of the Code applicable to regulated investment companies.

Media, as a non-investment company, has elected to be taxed as a regular corporation.

Net Increase in Net Assets Resulting from Operations per Share (EPS)

Basic earnings per share is computed by dividing net increase in net

Notes to Consolidated Financial Statements

assets resulting from operations available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if option contracts to issue common stock were exercised and has been computed after giving consideration to the weighted average dilutive effect of the Company's common stock and stock options. Basic and diluted EPS for the years ended December 31, 2001, 2000, and 1999 are as follows:

	2001	2000	1999
Net increase (decrease) in net assets resulting from operations available to common shareholders	**$(4,058,283)**	$7,540,688	$21,093,707
Weighted average common shares outstanding applicable to basic EPS	**16,852,179**	14,536,942	14,515,660
Effect of dilutive stock options [1]	**—**	39,241	104,777
Adjusted weighted average common shares outstanding applicable to diluted EPS	**16,852,179**	14,576,183	14,620,437
Basic earnings per share	**$ (0.24)**	$ 0.52	$ 1.45
Diluted earnings per share	**(0.24)**	0.52	1.44

(1) Because there is a net loss in 2001, the effect of stock options is a antidilutive, and therefore is not presented.

Dividends to Shareholders

On December 31, 2001, a dividend of $0.09 per share was declared. The dividend was paid on January 14, 2002, to shareholders of record on December 31, 2001. The tax character of distributions for 2001 and 2000 tax reporting purposes was as follows:

	2001	2000	1999
Distributions paid from:			
Ordinary income	**$6,426,668**	$6,651,720	$8,505,156
Long-term capital gain	**—**	10,743,749	9,863,299
Total income dividends	**6,426,668**	17,395,469	18,368,455
Return of Capital	**—**	—	—
Total dividends	**$6,426,668**	$17,395,469	$18,368,455

Our ability to make dividend payments is further restricted by certain financial covenants contained in our credit agreements, which requires paydowns on amounts outstanding if dividends exceed certain amounts, and generally disallow any dividend until July 1, 2002, and by SBA regulations and under the terms of the SBA debentures. As of December 31, 2001, all required dividends for tax purposes had been made or declared to be paid.

Stock-Based Compensation

The Company has adopted the provisions of SFAS No.123 "Accounting for Stock Based Compensation (SFAS No.123), which established a fair value-based method of accounting for stock options. The Company measures compensation cost for stock options using the current intrinsic value-based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under SFAS No.123, the use of intrinsic value-based method requires pro forma disclosure of net income and earnings per share as if the fair value-based method had been adopted.

Derivatives

In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new standards regarding accounting and reporting requirements for derivative instruments and hedging activities. In June 1999, the Board issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133." The new standard deferred the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. The Company adopted SFAS 133 beginning January 1, 2001. The cumulative effect of adoption was not material.

The Company is party to certain interest rate cap agreements. These contracts were entered into as part of the Company's management of interest rate exposure and effectively limit the amount of interest rate risk that may be taken on a portion of the Company's outstanding debt. All interest rate caps are designated as hedges of certain liabilities, however, any hedge ineffectiveness is charged to earnings in the period incurred. Premiums paid on the interest rate caps were previously amortized over the lives of the cap agreements and amortization of these costs was recorded as an adjustment to interest expense. Upon adoption of SFAS 133, the interest rate caps are recorded at fair value, which is determined based on information provided by the Company's counterparties. Interest settlements, if any, are recorded as a reduction of interest expense over the life of the agreements. The fair value of the Company's interest rate cap agreement as of December 31, 2001 was $0.

Reclassifications

Certain reclassifications have been made to prior year balances to conform with the current year presentation.

Note 4: Business Combinations

FSVC

On October 2, 2000, the Company completed the merger with FSVC. The Company issued 0.23865 shares of its common stock for each outstanding share of FSVC, for a total of 518,449 shares of the Company's common stock. The transaction was accounted for as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended, and was treated under the pooling-of-interests method of accounting for financial reporting purposes. The following table sets forth the results of operations of FSVC and the Company for the nine months ended September 30, 2000 and the year ended December 31, 1999.

(Dollars in thousands)	The Company[1]	Freshstart	Combined
For the nine months ended September 30, 2000			
Total investment income	$40,758	$1,864	$42,622
Net increase in net assets from operations	11,173	361	11,534
For the year ended December 31, 1999			
Total investment income	41,380	2,696	44,076
Net increase in net assets from operations	20,880[1]	214	21,094

(1) "The Company" column includes elimination entries for the intercompany transactions.

Note 5: Investment in and Loans to Media

The statements of operations of Media for the years ended December 31, 2001, 2000, and 1999 were as follows:

December 31,	2001	2000	1999
Advertising revenue	**$13,249,993**	$11,144,349	$9,878,117
Cost of fleet services	**7,592,173**	5,750,203	4,261,673
Gross profit	**5,657,820**	5,394,146	5,616,444
Other operating expenses	**7,907,994**	6,056,576	5,223,833
Income (loss) before taxes	**(2,250,174)**	(662,430)	392,611
Income tax provision (benefit)	**1,124,781**	(241,275)	134,125
Net income (loss)	**$(3,374,955)**	$ (421,155)	$ 258,486

As a result of the events in New York City on September 11, 2001, certain advertisers reduced the levels of advertisements for a period, which included late September and a portion of the fourth quarter. Media took steps to reduce the costs associated with this reduced level of advertising. The decline in revenue from these reductions was approximately $934,000 in 2001 before considering the benefits of cost reduction initiatives.

Also included in 2001 was a $1,500,000 tax provision to establish a valuation allowance against the future realization of a deferred tax asset that was recorded in prior periods relating to actual tax payments made for taxable revenue that had not been recorded for financial reporting purposes. During 2001, primarily as a result of expansion into numerous cities and the lag associated with selling those taxi tops, Media began to incur losses for both financial reporting and tax purposes, indicating that this deferred tax asset now represents a receivable or refund from the tax authorities for those taxes previously paid. However, due to statutory limitations on Media's ability to carry these tax losses back more than two years, and the uncertainties concerning the level of Media's taxable income in the future, Media determined to reserve against the receivable. In March 2002 Congress passed and the President signed, an economic stimulus bill that among its provisions included a carryback provision for five years. As a result, Media will be able to carryback an additional $724,000 in 2002 and retain a tax carryforward of $1,123,000 for the balance of taxes paid.

The balance sheets at December 31, 2001 and 2000 for Media were as follows:

December 31,	2001	2000
Cash	**$ 270,350**	$ 5,259
Accounts receivable	**1,531,183**	2,652,055
Equipment, net	**3,068,854**	3,281,011
Goodwill	**2,086,760**	1,659,624
Prepaid signing bonuses	**2,890,613**	1,521,253
Federal income tax receivable	**1,106,778**	—
Other	**342,118**	2,882,750
Due from parent	**—**	321,723
Total assets	**$11,296,656**	$12,323,675
Accounts payable and accrued expenses	**$ 1,822,386**	$ 683,369
Note payable-bank	**2,117,462**	3,900,000
Deferred revenue	**755,358**	5,453,550
Intercompany payables	**7,697,309**	—
Federal income tax payable	**9,168**	—
Total liabilities	**12,401,683**	10,036,919
Equity	**1,001,000**	1,001,000
Retained earnings (deficit)	**(2,106,027)**	1,285,756
Total equity (deficit)	**(1,105,027)**	2,286,756
Total liabilities and equity	**$11,296,656**	$12,323,675

During 2001, Media's operations were constrained by a very difficult advertising environment compounded by the rapid expansions of tops inventory that occurred during 1999 and 2000. Media began to recognize losses as growth in operating expenses exceeded growth in revenue. Also, a substantial portion of Media's revenues in 2001 arose from the realization of amounts that had been paid for and deferred from prior periods. Media is actively pursuing new sales opportunities, including expansion and upgrading of the sales force, and has taken steps to reduce operating expenses, including renegotiation of fleet payments for advertising rights, to better align ongoing revenues and expenses, and to maximize cash flow from operations. Media's growth prospects are currently constrained by the operating environment and distressed advertising market that resulted from September 11th and the economic downturn, which has resulted in operating losses and a drain on cash flow, as well as the limitation on funding that can be provided by the Company in accordance with the terms of the bank agreements. Media has developed an operating plan to fund only necessary operations out of available cash flow and to escalate its sales activities to generate new revenues. Although there can be no assurances, Media and the Company believe that this plan will enable Media to weather this downturn in the advertising cycle and maintain operations at existing levels until such times as business returns to historical levels.

Notes to Consolidated Financial Statements

In July 2001, Media acquired certain assets and assumed certain liabilities of MMJ, a taxi advertising operation similar to those operated by Media in the U.S., which has advertising rights on approximately 7,000 cabs (1,000 rooftop displays and 6,000 interior racks) servicing various cities in Japan. The transaction has been accounted for as a purchase for financial reporting purposes and is included in Media's financial statements above. The terms of the agreement provide for an earn-out payment to the sellers based on average net income over the next three years.

Note 6: Commercial Paper, Notes Payable to Banks and Senior Secured Notes

Borrowings under the commercial paper, revolving credit, and senior note agreements are secured by the assets of the Company. The outstanding balances were as follows as of December 31, 2001 and 2000.

Description	*2001*	*2000*
Commercial paper	**$ —**	$ 24,066,269
Bank loans	**233,000,000**	305,700,000
Senior secured notes	**45,000,000**	45,000,000
Total	**$278,000,000**	$374,766,269

(a) Commercial Paper

On January 18, 2001, Fitch IBCA lowered our senior secured debt rating and secured commercial paper rating to "BB+" and "B", respectively, and removed them from negative watch. At December 31, 2001 and 2000, MFC had approximately $0 and $24,066,000 outstanding at a weighted average interest rate of 0% and 7.10%. For the year ended December 31, 2001 and 2000, MFC's weighted average borrowings related to commercial paper were $2,027,000 and $135,568,000 with a weighted average interest rate of 7.31% and 7.25%. Commercial paper outstandings are deducted from the bank loans which acted as a liquidity facility for the commercial paper. During the 2001 third quarter, the commercial paper program matured and was terminated.

(b) Bank Loans

On March 27, 1992 (and as subsequently amended), MFC entered into a line of credit with a group of banks. Effective on February 10, 2000, MFC extended the Revolver until June 30, 2001 at an aggregate credit commitment amount of $220,000,000, an increase from $195,000,000 previously, pursuant to the Loan Agreement dated December 24, 1997. Amounts available under the Revolver were reduced by amounts outstanding under the commercial paper program as the Revolver acted as a liquidity facility for the commercial paper program. As of December 31, 2001 and 2000, amounts available under the Revolver were $0 and $234,000. On June 29, 2001 MFC renewed the Revolver until June 30, 2002, which was further amended on February 20, 2002. The Revolver matures June 30, 2002, and if not renewed, the Revolver agreement provides that each bank shall extend a term loan equal to its share of the principal amount outstanding of the revolving credit agreement. Maturity of the term note shall be the earlier of one year with a two year amortization schedule or any other date on which it becomes payable in accordance with the Revolver agreement. Interest and principal payments are paid monthly. Interest is calculated monthly at either the bank's prime rate or a rate based on the adjusted London Interbank Offered Rate of interest (LIBOR) at the option of MFC. Substantially, all promissory notes evidencing MFC's investments are held by a bank as collateral agent under the agreement. MFC is required to pay an annual facility fee of 20 basis points on the unused portion of the Revolver's aggregate commitment. Commitment fee expense for the years ended December 31, 2001, 2000, and 1999 was approximately $51,000, $386,000 and $388,000. Outstanding borrowings under the Revolver were $148,000,000 and $195,700,000 at weighted average interest rates of 4.75% and 7.68% at December 31, 2001 and 2000. Average borrowings outstanding under the Revolver were $188,775,000 and $76,812,000 for 2001 and 2000. MFC is required under the Revolver to maintain minimum tangible net assets of $65,000,000 and certain financial ratios, as defined therein. The Revolver agreement contains other restrictive covenants, including a limitation of $500,000 for capital expenditures.

On July 31, 1998, (and as subsequently amended) the Company and MBC entered into a committed revolving credit agreement (the Loan Agreement) with a group of banks. On September 21, 2001, the Loan Agreement was extended to November 5, 2001 to allow for continuation of renewal discussions which were completed and an amendment signed on February 20, 2002. As of December 31, 2001 and 2000, amounts available under the loan agreement were $25,000,000 and $3,500,000.

The Company's bank loan matured on November 5, 2001. In addition, MFC was in default under its bank loan and its senior secured notes. By April 1, 2002, the Company and MFC obtained amendments to their bank loans and senior secured notes. The amendments, in general, changed the maturity dates of the loans and notes, modified the interest rates borne on the bank loans and the secured notes, required certain immediate, scheduled or other prepayments of the loans and notes and reductions in the commitments under the bank loans, required the Company or MFC to engage or seek to engage in certain asset sales, instituted additional operating restrictions and reporting requirements. As modified by the amendments, the scheduled amortization on the bank loans and secured notes are as follows:

Notes to Consolidated Financial Statements

	Maturity						
	Principal outstanding at December 31, 2001	*Payments from January 1, 2002 – March 31, 2002*	*April, 2002*	*May, 2002*	*Monthly from July 2002 – May 2003*	*June, 2003*	*Principal outstanding at and after June 30, 2003*
Medallion Financial loans	$ 85,000,000	$13,711,270	$ 5,000,000	$66,288,730	$ —	$ —	$—
MFC loans	148,000,000	—	—	—	6,166,667	80,166,663	—
MFC loans senior secured notes	45,000,000	1,000,000	13,143,125	—	1,285,703	16,714,142	—
Total	$278,000,000	$14,711,270	$18,143,125	$66,288,730	$7,452,370	$96,880,805	$—

In addition to the changes in maturity (acceleration of maturity dates in the case of MFC), the interest rates on the Company's bank loan and MFC's secured notes were increased, and additional fees were charged to renew and maintain the facilities and notes. The recent amendments contain substantial limitations on our ability to operate and in some cases require modifications to our previous normal course operations. Covenants restricting investment in the Media and BLL subsidiaries, elimination of various intercompany balances between affiliates, limits on the amount and timing of dividends, and continuation of the prior financial and operating covenants were all tightened as a condition of renewal.

While we have experienced difficulty complying with the restrictive covenants under our existing agreements, the Company believes it will be able to comply with all provisions of the amended agreements, including the accelerated maturity schedule. As of March 29, 2002, the Company had $29,000,000 of cash on hand. We may need to sell assets to meet the amortization requirements under these amendments. While we fully intend to comply with the covenants in recent amendments, we have failed to comply with similar covenants in our existing agreements. We are currently exploring refinancing options which would replace our obligations under the Company and MFC loans and the senior secured notes. We have signed a non-binding preliminary term sheet and we are currently engaged in discussions, and have received a proposal from, a nationally known asset-based lender to provide a refinancing for the obligations owed under our secured notes and bank loans. The proposed financing would enable the Company to refinance its existing indebtedness and provide additional capital with longer maturities, but there can be no assurance that such financing will be obtained, the date that it will be obtained or whether such financing would provide more operating flexibility than is provided under our current credit agreements. The failure to obtain such financing or alternative financing on a timely basis could have a material adverse effect on the Company. In addition, the Company is actively pursuing other financing options for individual subsidiaries with alternate financing sources, and is continuing the ongoing program of loan participations and sales to provide additional sources of funds for both external expansion and continuation of internal growth. The Company has also received non-binding preliminary proposals from other nationally recognized lenders to refinance certain subsidiaries of the Company. Furthermore, the Company is considering the possibility of submitting an application to receive a bank charter, which if granted, would permit the Company to receive deposits insured by the Federal Deposit Insurance Corporation. The Company has held meetings with the relevant regulatory bodies in connection with such an application. There can be no assurances that such financings will be obtained or that any application related to a bank charter would be approved. The Company believes that its credit facilities with the SBA and cash flow from operations (after distributions to stockholders) will be adequate to fund the continuing operation of the Company. As a result of the recent amendments to the bank loans and senior secured notes, the Company's cost of funds will increase in 2002 until the debts mature and are paid off. As noted above, the amendments entered into during 2002 to the Company's bank loans and senior secured notes involved changes, and in some cases increases, to the interest rates payable thereunder. In addition, during events of default, the interest rate borne on the lines of credit is based upon a margin over the prime rate rather than LIBOR. The bank lines of credit are priced on a grid depending on leverage and were at LIBOR plus 325 basis points for the Company and LIBOR plus 250 basis points for MFC as of April 1, 2002. The senior secured notes adjusted to 8.35% effective March 29, 2002, and thereafter adjust upwards an additional 50 basis points on a quarterly basis until maturity. In addition to the interest rate charges, $1,654,000 has been incurred through April 1, 2002 for attorneys and other professional advisors, most working on behalf of the lenders, which will be expensed over the remaining lives of the related debt outstanding.

We are a party to three financing agreements: 1) the Second Amended and Second Amended and Restated Loan Agreement, dated as of September 22, 2000, among the Company, Medallion Business Credit, LLC and the parties thereto (the Company Bank Loan); 2) the

Notes to Consolidated Financial Statements

Amended and Restated Loan Agreement, dated as of December 24, 1997, as amended, among MFC and the parties thereto (the MFC Bank Loan); and 3) the Note Purchase Agreements, each dated as of June 1, 1999, as amended, between the Company and the note purchasers thereto (the MFC Note Agreements).

In the fourth quarter of 2001, the Company Bank Loan matured, and MFC was in default under both the MFC Bank Loan and the MFC Note Agreements. In 2002, the Company and MFC entered into amendments to such agreements. In addition to imposing maturities and scheduled amortization requirements, the amendments also instituted various other prepayment requirements: (a) the Company is required to repay to MFC an intercompany receivable in excess of $8 million by May 15, 2002, and (b) MFC is required to use its best efforts to sell a portion its laundromat and dry cleaning loans in its commercial loan portfolio by May 31, 2002, and its Chicago Yellow Cab loan portfolio before November 1, 2002. The proceeds from these repayments and sales must be used to repay the Company's or MFC's indebtedness, as applicable. In addition, the amendments require MFC to further amend the MFC Note Agreements and the MFC Bank Loan to provide for periodic prepayments of the indebtedness thereunder out of excess cash flow.

The Company Bank Loan, MFC Bank Loan, and the MFC Note Agreements contain substantial limitations on our ability to operate and in some cases require modifications to our previous normal course of operations. Under all of the agreements, if our outstanding debt exceeds the borrowing base, as defined in each agreement, then we must repay the outstanding indebtedness that exceeds the borrowing base within five business days. The agreements, collectively, also contain financial covenants, including a maximum consolidated leverage ratio, maximum combined leverage ratio, minimum EBIT to interest expense ratio, minimum asset quality ratio, minimum tangible net worth and maximum losses of Media. The agreements also impose limitations on our ability to incur liens and indebtedness, merge, consolidate, sell or transfer assets, loan and invest in third parties and our subsidiaries, repurchase or redeem stock, purchase portfolios, acquire other entities, amend certain material agreements, make capital expenditures, have outstanding intercompany receivables and securitize our assets. They prohibit (a) the Company and MFC from paying dividends prior to July 1, 2002, (b) MFC from paying more than $2 million of dividends between July 1, 2002 and September 12, 2002 and (c) the Company from paying dividends after September 12, 2002 unless it certifies that it will be in pro forma compliance with amortization requirements for the remainder of 2002 after paying the dividend. Lastly, the agreements limit the amount of investments we can make in our subsidiaries and the creation of new subsidiaries.

The Company paid amendment fees of $255,000, and MFC paid amendment fees of $478,000 and is obligated to pay an additional amendment fee on June 28, 2002 equal to 0.20% of the amount outstanding under the MFC Bank Loan and the MFC Note Agreements. Additionally,under the MFC Note Agreements and MFC Bank Loan, MFC is obligated to pay the lenders and note holders an aggregate monthly fee of $25,000 commencing on June 30, 2002 and increasing by $25,000 each month.

We are currently engaged in discussions, and have received a proposal from, a nationally known asset based lender to provide a refinancing for the obligations owed under our term loan and revolving credit agreement, but there can be no assurance that such financing will be obtained, the date that it will obtained or whether such financing would provide more operating flexibility than is provided under our current credit agreements.

Interest and principal payments are paid monthly. Interest is calculated monthly at either the bank's prime rate or a rate based on the adjusted LIBOR rate at the option of the Company. Substantially all promissory notes evidencing the Company's investments are held by a bank as collateral agent under the Loan Agreement. The Company is required to pay an annual facility fee of 15 basis points on the amount of the aggregate commitment. Commitment fee expenses for the years ended December 31, 2001, 2000 and 1999 were approximately $165,000, $257,000, and $108,000. Outstanding borrowings under the Loan Agreement were $85,000,000 and $106,500,000 at a weighted average interest rate of 6.25% and 8.09% at December 31, 2001 and 2000. The Company is required under the Revolver to maintain certain levels of medallion loans and certain financial ratios, as defined therein. The Loan Agreement contains other restrictive covenants, including a limitation of $1,000,000 for capital expenditures per annum.

On March 6, 1997, FSVC established a $5,000,000 line of credit with a bank at a rate of LIBOR plus 1.75%. Pursuant to the terms of the line of credit, the Company is required to comply with certain terms, covenants, and conditions, including maintaining minimum balances with the bank. The line of credit was unsecured. In connection with the FSVC's merger, the line was reduced to $3,500,000, and was subsequently paid off in July 2001.

The weighted average interest rate for the Company's consolidated outstanding revolver borrowings at December 31, 2001 and 2000 was 5.80% and 7.83%. During the years ended December 31, 2001 and 2000, the Company's weighted average borrowings were $283,963,000 and $180,712,000 with a weighted average interest rate of 6.91% and 7.77%, respectively.

Notes to Consolidated Financial Statements

(c) Senior Secured Notes

On June 1, 1999, MFC issued $22.5 million of Series A senior secured notes that mature on June 30, 2003 and on September 1, 1999, MFC issued $22.5 million of Series B senior secured notes that mature on June 30, 2003 (together, the Notes). The Notes bear a fixed rate of interest of 7.35% and interest is paid monthly in arrears effective with the amendments described above. The notes reprice quarterly beginning April 1, 2002 to 8.15% and further adjust to 8.75% on July 1, 2002 and increase an additional 50 basis points every quarter to maturity. The Notes rank pari passu with the bank agreements through inter-creditor agreements and generally are subject to the same terms, conditions, and covenants as the bank agreements. See also the discussion of recent amendment in the Bank Loans section above.

(d) Interest Rate Cap Agreements

On June 22, 2000, MFC entered into an interest cap agreement limiting the Company's maximum LIBOR exposure on $10,000,000 of MFC's revolving credit facility to 7.25% until June 24, 2002. Premiums paid under interest rate cap agreements of $91,000, $84,000, and $73,000 were expensed in 2001, 2000, and 1999. There are no unamortized premiums on the balance sheet as of December 31, 2001.

The Company is exposed to credit loss in the event of nonperformance by the counterparties on the interest rate cap agreements. The Company does not anticipate nonperformance by the counterparty.

Note 7: SBA Debentures Payable

Outstanding SBA debentures are as follows at December 31, 2001 and 2000:

Due Date	2001	2000	Interest Rate
September 1, 2011	**$17,985,000**	$ —	6.77%
December 1, 2006	**5,500,000**	5,500,000	7.08
December 1, 2011	**4,500,000**	—	3.38
March 1, 2007	**4,210,000**	4,210,000	7.38
September 1, 2007	**4,060,000**	4,060,000	7.76
June 1, 2007	**3,000,000**	3,000,000	7.07
March 1, 2006	**2,000,000**	2,000,000	7.08
December 16, 2002	**1,300,000**	1,300,000	4.51
June 1, 2005	**520,000**	520,000	6.69
December 1, 2005	**520,000**	520,000	6.54
June 1, 2006	**250,000**	250,000	7.71
	$43,845,000	$21,360,000	

During 2001, FSVC and MCI were approved by the SBA to receive $36 million each in funding over a period of 5 years. MCI drew down $10,500,000 during June 2001 and $4,500,000 during December, 2001. In July, 2001 FSVC drew down $7,485,000 and in January 2002 drew down an additional $6,000,000.

On September 30, 2000, the Company redeemed the 4% cumulative 15 year redeemable preferred stock at par value. On June 1, 1999 and September 1, 1999, the Company prepaid outstanding debentures totaling $31,090,000. The Company also paid approximately $165,000 in prepayment penalties as a one-time charge that was included in interest expense. The SBA imposes certain restrictions on the Company, which include, among others, transfers of stock and payments of dividends by its licensees.

Note 8: Stock Options

The Company has a stock option plan (1996 Stock Option Plan) available to grant both incentive and nonqualified stock options to employees. The 1996 Stock Option Plan, which was approved by the Board of Directors and shareholders on May 22, 1996, provides for the issuance of a maximum of 750,000 shares of common stock of the Company. On June 11, 1998, the Board of Directors and shareholders approved certain amendments to the Company's 1996 Stock Option Plan, including increasing the number of shares reserved for issuance from 750,000 to 1,500,000. At December 31, 2001, 267,279 shares of the Company's common stock remained available for future grants. The 1996 Stock Option Plan is administered by the Compensation Committee of the Board of Directors. The option price per share may not be less than the current market value of the Company's common stock on the date the option is granted. The term and vesting periods of the options are determined by the Compensation Committee, provided that the maximum term of an option may not exceed a period of ten years.

A Non-Employee Director Stock Option Plan (the Director Plan) was also approved by the Board of Directors and shareholders on May 22, 1996. On February 24, 1999, the Board of Directors amended and restated the Director Plan in order to adjust the calculation of the number of shares of the Company's common stock issuable under options (Options) to be granted to a Non-employee Director upon his or her re-election. Under the prior plan the number of options granted was obtained by dividing $100,000 into the current market price for the common stock. The Director Plan calls for the grant of options to acquire 9,000 shares of common stock upon election of a non-employee director. It provides for an automatic grant of options to purchase 9,000 shares of the Company's common stock to an Eligible Director upon election to the Board, with an adjustment for directors who are elected to serve less than a full term. A total of 100,000 shares of the Company's common stock are issuable under the Director Plan. At December 31, 2001, 32,635 shares of the Company's common stock remained available for future grants.

Notes to Consolidated Financial Statements

The grants of stock options under the Director Plan are automatic as provided in the Director Plan. The option price per share may not be less than the current market value of the Company's common stock on the date the option is granted. Options granted under the Director Plan are exercisable annually, as defined in the Director Plan. The term of the options may not exceed five years.

The Company records stock compensation in accordance with APB Opinion No. 25. Had compensation cost for stock options been determined based on the fair value at the date of grant, consistent with the provisions of SFAS 123, the Company's net increase in net assets resulting from operations would have been increased/(reduced) to the pro forma amounts indicated below:

December 31,	*2001*	*2000*	*1999*
Net increase (decrease) in net assets resulting from operations			
As reported	**$(4,058,283)**	$7,540,688	$21,093,707
Pro forma [1]	**(3,618,507)**	6,552,531	20,710,412
Per share diluted			
As reported	**$ (0.24)**	$ 0.52	$ 1.44
Pro forma	**(0.22)**	0.45	1.42

(1) During 2001, the impact of employee forfeitures exceeded the proforma compensation expense related to grants and accordingly the proforma impact reduced the Company's net decrease in net assets resulting from operations.

The weighted average fair value of options granted during the years ended December 31, 2001, 2000, and 1999 was $2.79, $3.98, and $4.32 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. However, management believes that such a model may or may not be applicable to a company regulated under the 1940 Act. The following weighted average assumptions were used for grants in 2001, 2000 and 1999:

Year ended December 31,	*2001*	*2000*	*1999*
Risk free interest rate	**5.4%**	6.3%	5.7%
Expected dividend yield	**8%**	8.0%	7.1%
Expected life of option in years	**7.0**	7.0	7.0
Expected volatility	**44%**	44%	44%

The following table presents the activity for the stock option program under the 1996 Stock Option Plan and the Director Plan for the years ended December 31, 2001, 2000, and 1999:

	Number of Options	*Exercise Price Per Share*	*Weighted Average Exercise Price*
Outstanding at December 31, 1998	696,344	$ 6.71-29.25	$19.72
Granted	397,884	14.25-20.06	17.52
Cancelled	(42,700)	14.25-28.87	21.84
Exercised	(10,665)	6.71-14.38	10.37
Outstanding at December 31, 1999	1,040,863	6.71-29.25	18.88
Granted	93,164	14.50-20.63	17.36
Cancelled	(25,750)	14.25-29.25	19.85
Exercised	(19,001)	6.71-11.00	9.79
Outstanding at December 31, 2000	1,089,276	6.71-29.25	18.88
Granted	213,750	11.50-16.00	12.37
Cancelled	(284,613)	13.75-29.50	18.05
Exercised	(34,000)	15.13-15.13	15.13
Outstanding at December 31, 2001	**984,413**	**$ 6.71-29.25**	**$17.97**
Options exercisable at			
December 31, 1999	254,751	$ 6.71-29.25	$16.37
December 31, 2000	494,712	6.71-29.25	17.68
December 31, 2001	492,654	6.71-29.25	19.37

The following table summarizes information regarding options outstanding and options exercisable at December 31, 2001 under the 1996 Stock Option Plan and the Director Plan:

	Options Outstanding			*Options Exercisable*		
	Weighted average			*Weighted average*		
Range of Exercise Prices	*Shares At December 31, 2001*	*Remaining contractual life in years*	*Exercise price*	*Shares At December 31, 2001*	*Remaining contractual life in years*	*Exercise price*
$6.71-$14.38	277,077	7.47	$11.94	100,356	5.10	$11.86
14.50- 17.38	382,780	5.42	16.98	168,521	5.26	17.04
18.75- 22.38	116,427	6.45	19.47	83,562	6.10	19.52
26.06- 29.25	208,129	6.31	27.40	140,215	6.21	27.46
$6.71-$29.25	984,413	6.31	$17.97	492,654	5.64	19.37

Notes to Consolidated Financial Statements

Note 9: Quarterly Results of Operations (Unaudited)(1)

The following table presents the Company's quarterly result of operations for the years ended December 31, 2001, 2000, and 1999.

(In thousands except per share amounts)	*March 31*	*June 30*	*September 30*	*December 31*
2001 Quarter Ended				
Investment income	$13,374	$11,618	$7,035	$10,050
Net investment income (loss) before taxes	2,331	2,599	(5,863)	14
Net increase (decrease) in net assets resulting from operations	2,289	2,364	(8,986)	274
Net increase (decrease) in net assets resulting from operations per common share				
Basic	$0.16	$0.16	($0.49)	($0.07)
Diluted	$0.16	0.16	(0.49)	(0.07)
2000 Quarter Ended				
Investment income	$14,531	$13,787	$14,304	$12,734
Net investment income (loss) before taxes	4,366	4,250	3,245	(2,776)
Net increase (decrease) in net assets resulting from operations	4,500	4,260	2,774	(3,993)
Net increase (decrease) in net assets resulting from operations per common share				
Basic	0.31	0.29	0.19	(0.27)
Diluted	0.31	0.29	0.19	(0.27)
1999 Quarter Ended				
Investment income (2)	$10,097	$11,505	$11,466	$11,008
Net investment income before taxes (2)	3,451	3,304	3,349	753
Net increase in net assets resulting from operations	4,757	5,236	6,208	4,893
Net increase in net assets resulting from operations per common share				
Basic	0.33	0.36	0.43	0.33
Diluted	0.33	0.36	0.42	0.33

(1) The 2000 March, June, and September quarters, as well as all the quarters of 1999 have been restated to reflect the merger with FSVC.

(2) Subsequent to the 1999 year-end, the Company identified clerical errors resulting from the Company's system conversion that began in the third quarter of 1999. The effect of these items has been reflected in the results for the fourth quarter ended December 31, 1999. Certain of these errors resulted in a decrease to Investment Income and Net Investment Income of approximately $1,200,000 in the third quarter and an increase of approximately $1,200,000 in the fourth quarter. The clerical errors, in total, did not have an overall material impact on net increase in net assets resulting from operations for either quarter.

Note 10: New Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has adopted SFAS No.141, "Business Combinations" and SFAS No. 142, "Goodwill and Intangible Assets" which the Company intends to adopt January 1, 2002 as required. The new standards prohibit pooling accounting for mergers and requires the use of the purchase method of accounting for all prospective acquisitions, which requires that all assets acquired and liabilities assumed in a business combination be recorded at fair value with any excess amounts recorded as goodwill. The standards further require that amortization of all goodwill cease, and in lieu of amortization, goodwill must be evaluated for impairment in each reporting period. Management has not yet determined the impact, if any, upon adoption of the new pronouncement. Management intends to evaluate its goodwill for impairment quarterly beginning in 2002, and has engaged a consulting firm to determine the valuation for 2002 first quarter financial reporting. At December 31, 2001, the Company had $5,008,000 of goodwill on its consolidated balance sheet and $2,100,000 recorded on the balance sheet of Media, its wholly-owned subsidiary that will be subject to the asset impairment review required by SFAS 142.

Note 11: Segment Reporting

The Company has two reportable business segments, lending and taxicab rooftop advertising. The lending segment originates and services secured commercial loans. The taxicab roof top advertising segment sells advertising space to advertising agencies and companies in several major markets across the United States. The segment is reported as an unconsolidated subsidiary, Medallion Taxi Media, Inc. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The lending segment is presented in the consolidated financial statements of the Company. Financial information relating to the taxicab rooftop-advertising segment is presented in Note 5.

For taxicab advertising, the increase in net assets resulting from operations represents the Company's equity in net income from Media. Segment assets for taxicab advertising represent the Company's investment in and loans to Media.

Notes to Consolidated Financial Statements

Note 12: Commitments and Contingencies

(a) Sub-Advisory Agreement

In May 1996, the Company entered into a sub-advisory agreement (Agreement) with FMC Advisers, Inc. (FMC) in which FMC provided advisory services to the Company. Under the Agreement, the Company paid FMC a monthly fee for services rendered of $18,750. On February 24, 1999, the Agreement was extended until May 2000 at which point it was allowed to expire. Advisory fees incurred during the years ended December 31, 2001, 2000, and 1999 were $-0-, $93,750, and $225,000.

(b) Employment Agreements

The Company has employment agreements with certain key officers for either a three or five-year term. Annually, the contracts with a five-year term will renew for a new five-year term unless prior to the end of the first year, either the Company or the executive provides notice to the other party of its intention not to extend the employment period beyond the current five-year term. In the event of a change in control, as defined, during the employment period, the agreements provide for severance compensation to the executive in an amount equal to the balance of the salary, bonus and value of fringe benefits which the executive would be entitled to receive for the remainder of the employment period.

(c) Other Commitments

The Company had loan commitments outstanding at December 31, 2001 that are generally on the same terms as those to existing borrowers. Commitments generally have fixed expiration dates. Of these commitments, approximately 45% will be sold pursuant to SBA guaranteed sales. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In addition, the Company had approximately $14,111,000 of undisbursed funds relating to revolving credit facilities with borrowers. These amounts may be drawn upon at the customer's request if they meet certain credit requirements.

Commitments for leased premises expire at various dates through June 30, 2006. At December 31, 2001, minimum rental commitments for non-cancelable leases are as follows:

2002	$ 985,254
2003	814,971
2004	738,341
2005	730,181
2006 and thereafter	450,306
Total	$3,719,053

Rent expense for the years ended December 31, 2001, 2000, and 1999 was approximately $945,000, 1,029,000, and $853,000.

(d) Litigation

The Company and its subsidiaries become defendants to various legal proceedings arising from the normal course of business. In the opinion of management, based on the advice of legal counsel, there is no proceeding pending, or to the knowledge of management threatened, which in the event of an adverse decision would result in a material adverse impact in the financial condition or results of operations of the Company.

The acquisition of BLL in 1997 included an earnout provision to be paid to the sellers after three years. The Company provided a calculation of the earnout in 2001 to the sellers which they responded to in January 2002 claiming approximately $2,600,000 from the Company. The Company believes that this claim is without merit and intends to contest this vigorously, and although there can be no assurances, expects to prevail in any arbitration settlement.

Note 13: Related Party Transactions

Certain directors, officers and shareholders of the Company are also directors of its wholly owned subsidiaries, MFC, BLL, MCI, MBC, FSVC, and Media. Officer salaries are set by the Board of Directors of the Company.

Media engaged in transactions to sell roof top advertising space to a company represented by a relative of a Media officer. All transactions were made under market conditions and pricing.

During 2001, 2000, and 1999, a member of the Board of Directors of the Company was also a partner in the Company's primary law firm.

Note 14: Shareholders' Equity

In accordance with Statement of Position 93-2, "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies," ($368,359) was reclassified from capital in excess of par value to accumulated undistributed net investment income at December 31, 2001 in the accompanying consolidated balance sheets. Further $534,468 was reclassified from capital in excess of par value to accumulated undistributed net investment income at December 31,2000 in the accompanying consolidated balance sheets. These reclassifications had no impact on the Company's total shareholders' equity and were designed to present the Company's capital accounts on a tax basis.

Notes to Consolidated Financial Statements

Note 15: Other Income and Other Operating Expenses

The major components of other income for the years ended December 31, 2001, 2000, and 1999 were as follows:

	2001	2000	1999
Servicing fee income	**$(1,013,739)**[1]	$1,004,331	$ 583,034
Accretion of discount	**861,813**	290,049	163,945
Late charges	**831,904**	492,378	293,008
Prepayment penalties	**690,090**	330,909	105,330
Other	**735,090**	1,260,162	1,100,449
Total other income	**$ 2,105,158**	$3,337,829	$2,245,766

(1) Included in servicing fee income was $2,171,000, $205,000, and $0 for 2001, 2000, and 1999 for writedowns against the value of the servicing fee receivable.

The major components of other operating expenses for the years ended December 31, 2001, 2000, and 1999 were as follows:

	2001	2000	1999
Rent expense	**$ 944,695**	$1,028,695	$ 852,884
Bank charges	**517,093**	550,517	207,250
Depreciation and amortization	**610,447**	973,010	721,160
Travel meals and entertainment	**560,568**	611,406	509,797
Computer expense	**440,640**	319,532	206,875
Insurance	**358,834**	285,689	273,036
Temporary help	**334,996**	607,666	341,531
Office expense	**321,968**	254,373	371,654
Telephone	**222,295**	327,621	267,435
Advertising, marketing, public relations	**158,563**	606,982	969,263
Other expenses	**943,881**	2,670,628	1,003,947
Total operating expenses	**$5,413,980**	$8,236,119	$5,724,832

Note 16: Selected Financial Ratios and Other Data

The following table provides selected financial ratios and other data for the years ended December 31, 2001, 2000, 1999, 1998 and 1997.

	2001	2000	1999	1998	1997[2]
Net Share Data:					
Net asset value at the beginning of the period	**$ 10.16**	$ 10.83	$ 10.65	$ 10.69	$ 6.85
Net investment income (loss)	**(0.05)**	0.63	0.73	0.85	0.88
Realized gain (loss) on investments	**(0.17)**	(0.27)	1.55	0.09	0.15
Net unrealized appreciation (depreciation) on investments	**(0.01)**	0.15	(0.84)	0.18	0.01
Increase (decrease) in shareholders' equity from operations	**(0.23)**	0.52	1.44	1.11	1.02
Issuance of common stock	**0.01**	0.01	0.00	0.00	3.46
Distribution of net investment income	**(0.35)**	(1.20)	(1.26)	(1.16)	(0.87)
Net asset value at the end of the period	**$ 9.59**	$ 10.16	$ 10.83	$ 10.65	$ 10.46
Per share market value at beginning of period	**$ 14.63**	$ 17.94	$ 14.31	$ 17.01	$ 11.23
Per share market value at end of period	**7.90**	14.63	17.94	14.31	17.01
Total Return [1]	**(43.89%)**	(10.97%)	36.43%	(30.19%)	49.33%
Ratio/Supplemental Data					
Average net assets at the end of the period	**$175,023,923**	$147,733,051	$157,309,837	$154,473,960	$131,391,510
Ratio of operating expenses to average net assets	**11.00%**	15.37%	11.55%	9.21%	5.50%
Ratio of net investment income (loss) to average net assets	**(0.57%)**	5.96%	6.96%	8.16%	12.04%

(1) Total return is calculated by comparing the change in value of a share of common stock assuming the reinvestment of dividends on the payment date.

(2) Excludes results of Freshstart Venture Capital Corporation.

Notes to Consolidated Financial Statements

Note 17: Employee Benefit Plans

The Company has a 401(k) Investment Plan (the 401(k) Plan) which covers all full-time and part-time employees of the Company who have attained the age of 21 and have a minimum of one-half year of service. Under the 401(k) Plan, an employee may elect to defer not less than 1% and no more than 15% of the total annual compensation that would otherwise be paid to the employee, provided, however, that employees' contributions may not exceed certain maximum amounts determined under the Code. Employee contributions are invested in various mutual funds according to the directions of the employee. Beginning September 1, 1998, the Company elected to match employee contributions to the 401(k) Plan in an amount per employee up to one-third of such employee's contribution but in no event greater than 2% of the portion of such employee's annual salary eligible for 401(k) Plan benefits. For the years ended December 31, 2001, 2000, and 1999, the Company committed and expensed approximately $57,000, $58,000, and $67,000 to the 401(k) Plan.

Note 18: Fair Value of Financial Instruments

Statement of Financial Accounting Standard No. 107, "Disclosures About Fair Value of Financial Instruments" (SFAS 107) requires disclosure of fair value information about certain financial instruments, whether assets, liabilities, or off-balance-sheet commitments, if practicable. The following methods and assumptions were used to estimate the fair value of each class of financial instrument. Fair value estimates that were derived from broker quotes cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.

(a) Investments

The Company's investments are recorded at the estimated fair value of such investments.

(b) Servicing fee receivable

The fair value of the servicing fee receivable is estimated based upon expected future service fee income cash flows discounted at a rate that approximates that currently offered for instruments with similar prepayment and risk characteristics.

(c) Commercial paper, notes payable to banks, and senior secured notes

Due to the short-term nature of these instruments, the carrying amount approximates fair value.

(d) Commitments to extend credit

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and present creditworthiness of the counter parties. For fixed rate loan commitments, fair value also includes a consideration of the difference between the current levels of interest rates and the committed rates. At December 31, 2001 and 2000, the estimated fair value of these off-balance-sheet instruments was not material.

(e) Interest rate cap agreements

The fair value is estimated based on market prices or dealer quotes. At December 31, 2001 and December 31, 2000, the estimated fair value of these off-balance-sheet instruments was not material.

(f) SBA debentures payable

The fair value of the debentures payable to the SBA is estimated based on current market interest rates for similar debt.

	December 31, 2001		*December 31, 2000*	
(Dollars in thousands)	*Carrying Amount*	*Fair Value*	*Carrying Amount*	*Fair Value*
Financial Assets				
Investments	**$462,253**	**$462,253**	$516,010	$516,010
Cash	**25,409**	**25,409**	15,653	15,653
Servicing fee receivable	**3,575**	**3,575**	6,633	6,633
Financial Liabilities				
Notes payable to banks	**233,000**	**233,000**	305,700	305,700
Commercial Paper	**—**	**—**	24,066	24,066
Senior secured notes	**45,000**	**45,000**	45,000	45,000
SBA debentures payable	**43,845**	**43,845**	21,360	21,360

Consolidated Schedule of Investments

	December 31, 2001		
	# of Loans	Balance Outstanding	Interest Rate
	5	$ 2,833,767	0.00-4.24
	2	1,051,652	4.25-4.74
	5	1,771,329	4.75-4.99
	1	177,278	5.00-5.24
	1	146,617	5.25-5.49
	1	1,040,000	5.50-5.74
	1	71,155	5.75-5.99
	8	3,970,113	6.00-6.24
	12	13,027,356	6.25-6.49
	7	1,772,575	6.50-6.74
	12	12,594,251	6.75-6.99
	46	7,903,014	7.00-7.24
	79	17,817,536	7.25-7.49
	167	23,465,573	7.50-7.74
	591	60,942,903	7.75-7.99
	147	28,454,804	8.00-8.24
	141	27,993,474	8.25-8.49
	286	34,134,942	8.50-8.74
	161	25,004,520	8.75-8.99
	208	36,632,870	9.00-9.24
	42	6,004,051	9.25-9.49
	117	22,462,602	9.50-9.74
	51	5,449,378	9.75-9.99
	251	6,932,025	10.00-10.24
	16	1,075,011	10.25-10.49
	200	9,633,239	10.50-10.74
	51	7,917,316	10.75-10.99
	78	5,139,848	11.00-11.24
	47	5,842,980	11.25-11.49
	66	4,783,443	11.50-11.74
	51	4,199,399	11.75-11.99
	210	24,914,789	12.00-12.24
	24	2,339,941	12.25-12.49
	38	3,031,577	12.50-12.74
	12	1,092,645	12.75-12.99
	87	26,248,506	13.00-13.24
	35	6,888,525	13.25-13.49
	33	1,974,744	13.50-13.74
	12	435,368	13.75-13.99
	42	1,444,166	14.00-14.24
	5	308,022	14.25-14.49
	37	1,400,329	14.50-14.74
	9	425,620	14.75-14.99
	77	2,242,229	15.00-15.24
	10	252,136	15.50-15.74
	6	847,681	15.75-15.99
	16	646,204	16.00-16.24
	9	170,225	16.25-17.49
	3	126,858	17.50-17.74
	2	5,138,811	17.75-17.99
	11	1,722,070	18.00-19.99
Total Loans	3,529	461,895,467	

	December 31, 2001		
	# of Loans	Balance Outstanding	Interest Rate
Equities			
PMC		1,177,024	
Kleener King Satellites		108,696	
ARCA		50,000	
Micromedics		58,828	
Other		72,161	
Total Equities		1,466,709	
Total Investments		463,362,176	
Plus: Origination costs , net		2,149,718	
Less: Discounts on 7 (a) loans		(2,415,459)	
Investments, at cost		463,096,435	
Less: Unrealized depreciation on investments		(7,501,052)	
		$455,595,383	

The accompanying notes are an integral part of this consolidated schedule.

Consolidated Schedule of Investments

	December 31, 2000		
	# of Loans	Balance Outstanding	Interest Rate
	45	$ 11,767,129	7.50-7.74
	85	27,217,587	7.75-7.99
	152	34,278,418	8.00-8.24
	174	33,977,262	8.25-8.49
	319	37,774,811	8.50-8.74
	174	29,215,803	8.75-8.99
	251	35,527,944	9.00-9.24
	48	7,981,436	9.25-9.49
	127	12,986,862	9.50-9.74
	57	5,891,982	9.75-9.99
	246	11,562,678	10.00-10.24
	20	1,051,415	10.25-10.49
	145	5,851,637	10.50-10.74
	39	11,206,375	10.75-10.99
	118	20,814,299	11.00-11.24
	74	11,050,517	11.25-11.49
	135	32,623,997	11.50-11.74
	148	18,435,203	11.75-11.99
	466	52,907,902	12.00-12.24
	504	34,696,214	12.25-12.49
	79	14,793,634	12.50-12.74
	13	3,329,520	12.75-12.99
	142	28,893,963	13.00-13.24
	35	5,815,090	13.25-13.49
	31	3,433,838	13.50-13.74
	16	1,074,968	13.75-13.99
	62	2,249,164	14.00-14.24
	4	257,190	14.25-14.49
	57	1,999,389	14.50-14.74
	9	4,787,792	14.75-14.99
	124	4,097,995	15.00-15.24
	10	262,907	15.50-15.74
	7	1,047,411	15.75-15.99
	25	1,349,751	16.00-16.24
	6	141,099	16.50-16.74
	3	82,971	16.75-16.99
	8	2,444,134	17.00-17.24
	5	247,535	17.50-17.74
	3	4,771,982	17.75-17.99
	9	1,663,429	18.00-18.24
	10	139,011	19.00-19.24
	1	81,704	19.25-19.49
	1	64,641	20.50-23.99
	1	10,208	24.00-24.24
Total Loans	3,988	519,858,797	

	December 31, 2000		
	# of Loans	Balance Outstanding	Interest Rate
Equities			
PMC		1,932,952	
Cardinal Health		329,625	
Kleener King Satellites		108,696	
Micromedics		58,828	
ARCA		50,000	
Other		72,161	
Total Equities	9	2,552,262	
Total Investments	3,997	522,411,059	
Plus: Origination costs, net		1,802,702	
Less: Discounts on 7 (a) loans		(2,648,788)	
Investments, at cost		521,564,973	
Less: Unrealized depreciation on investments		(7,411,367)	
		$514,153,606	

The accompanying notes are an integral part of this consolidated schedule.

Report of Independent Public Accountants

To the Board of Directors and Shareholders of Medallion Financial Corp.:

We have audited the accompanying consolidated balance sheets of Medallion Financial Corp. (a Delaware corporation) and its subsidiaries (the "Company") as of December 31, 2001 and 2000, including the consolidated schedules of investments as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 3, investments consist of loans and investments in equity securities valued at $ 462,253,000 (91% of total assets) and $516,010,000 (92% of total assets) as of December 31, 2001 and 2000, respectively, whose values have been estimated by the Board of Directors in the absence of readily ascertainable market values. However, because of the inherent uncertainty of valuation, the Board of Directors' estimate of values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Medallion Financial Corp. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP
New York, New York
April 8, 2002

Price Range of Common Stock

	High	*Low*
2001		
First Quarter	**$15.09**	**$8.52**
Second Quarter	**13.54**	**8.46**
Third Quarter	**10.98**	**7.67**
Fourth Quarter	**9.52**	**6.90**
2000		
First Quarter	$19.00	$15.75
Second Quarter	17.94	14.17
Third Quarter	17.75	15.25
Fourth Quarter	17.13	11.50

Officers, Directors and Corporate Information



Medallion Financial Corp.
Board of Directors
standing left to right:
Mario M. Cuomo
Stanley Kreitman
David L. Rudnick
Frederick S. Hammer
seated left to right:
Benjamin Ward
Alvin Murstein
Andrew Murstein

Board of Directors

Alvin Murstein
Chairman and Director
Elected 1995

Andrew Murstein
President
Elected 1997

Mario M. Cuomo
Partner
Willkie Farr & Gallagher
Elected 1996

Frederick S. Hammer
Senior Partner
Inter-Atlantic Group
Elected 1997

Stanley Kreitman
Vice Chairman
Manhattan Associates
Elected 1996

David L. Rudnick
President
Century Associates Group
Elected 1996

Benjamin Ward
Retired Police Commissioner
of New York City
Elected 1996

Executive Officers

Alvin Murstein
Chairman and
Chief Executive Officer

Andrew Murstein
President

James E. Jack
Chief Financial Officer
and Executive Vice President

Brian O'Leary
Chief Operating Officer
and Chief Credit Officer

Harvey Goldman
Senior Vice President

Gerald J. Grossman
President,
Medallion Business Credit

Larry D. Hall
Chief Accounting Officer
and Assistant Treasurer

Conrad J. Isoldi
Senior Vice President
and Chief Administrative Officer

Michael J. Kowalsky
Executive Vice President

Marie Russo
Senior Vice President
and Secretary

Dean W. Ryan
Senior Vice President

Corporate Headquarters

437 Madison Avenue
New York, NY 10022
212.328.2100

Toll Free: 877 MEDALLION

www.medallionfinancial.com

Additional Office Locations

Boston, MA	New Orleans LA
Chicago, IL	Somers Point, NJ
Dallas, TX	Washington, DC
Hartford, CT	West Palm Beach, FL
Los Angeles, CA	Toyko, Japan

Stock Market Information

The Common Stock of Medallion Financial Corp. began trading publicly on the Nasdaq National Market on May 23, 1996 under the symbol TAXI.

Stock Transfer Agent and Registrar

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038
212.936.5100

The Transfer Agent is responsible for handling shareholder questions regarding lost stock certificates, address changes and changes of ownership or name in which shares are held.

Independent Auditors

Arthur Andersen LLP
1345 Avenue of the Americas
New York, NY 10105

Annual Meeting

The Annual Meeting of Stockholders of Medallion Financial Corp. will be held at the Harmonie Club
4 East 60th Street
New York, NY
June 11, 2002 at 10:00 am,
Eastern Standard Time.

Dividend Policy

The Company pays quarterly cash dividends to its stockholders of at least 90% of its investment company taxable income.

Shareholders can enroll at no charge in the Company's Dividend Reinvestment Plan.

www.medallionfinancial.com

Medallion Financial Corp.
437 Madison Avenue, 38th Floor, New York, NY 10022

212.328.2100
visit us online: www.medallionfinancial.com